04045662

10/21

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Akbank TAS

*CURRENT ADDRESS Sabanci Center 4, Levent
34330 Istanbul
TURKEY

PROCESSED
OCT 20 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34825 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: EBS

DAT : 10/21/04



Annual Report 2002


The more happ
we create, the
value we add to
our shareholders.

AKBANK



Mission



Akbank's mission is to contribute to the development of the Turkish economy and the Turkish financial system by providing high-quality, specialized banking products and services that are innovative and comprehensive.

Vision

Akbank's vision is to be the leading multi-specialist bank in Turkey.



Akbank in Brief

Founded in 1948, Akbank is the largest privately owned bank in Turkey in terms of assets.

In addition to core banking services such as deposit taking and lending, Akbank offers a wide range of consumer, corporate and private banking services as well as international trade financing. Investment banking, brokerage and insurance services are provided by the Bank's subsidiaries: Ak Securities (investment banking and brokerage), Ak Investment Fund (a closed-end mutual fund), Ak Portfolio Management (asset management) and Ak Pension Fund.

Akbank's activities are conducted across the country via the İstanbul Headquarters and 13 regional offices. With 618 branches, the Bank has one of the strongest and most extensive service networks in Turkey. Akbank's services are made available to customers not only through traditional delivery channels, but also through the Bank's Call Center, 1,328 ATMs and 110,000 POS terminals and through state-of-the-art technology such as kiosks, WAP telephones, palm-size computers, screen-based telephones and the Internet. Akbank has seven branches in Germany (Frankfurt, Hannover, Hamburg, Stuttgart, Essen, Munich and Berlin) and one branch in Malta, in addition to Akbank International NV in the Netherlands. The Bank controls a 37% stake in the London-based Sabancı Bank and a 39.99% stake in the İstanbul-based BNP-AK-Dresdner Bank.

Unless otherwise stated, all financial information presented in this Annual Report is derived from the consolidated financial statements based on the International Accounting Standards (IAS).





Akbank also has an international representative office in Paris.

Today, as a result of solid asset growth due to strong capitalization, the robust structure of its deposits and its ability to secure low-cost funding, Akbank ranks as the most profitable bank in Turkey. As of year-end 2002, gross profit of the Bank totaled TL 1,217 trillion (approximately US$ 735 million) while total assets stood at TL 24,833 trillion (approximately US$ 15,005 million). The Bank's capital adequacy ratio of 37% is one of the highest in the Turkish banking sector.

The Banker chose Akbank the "Bank of the Year" for Turkey in 2002. That status was recognized not only by that magazine in 2001 but also by Euromoney, which had picked Akbank as the "Best Bank in Turkey" three times previously in 1992, 1993 and 1998.

In February 2002, FitchRatings raised Akbank's long-term Turkish lira rating from "B" to "B (+)", higher than its long-term Turkish lira rating for Turkey. This distinction makes Akbank the first bank in emerging markets to receive a rating over the sovereign. In April 2002, Moody's increased Akbank's outlook from "stable" to "positive", noting that the Bank would outstrip its rivals in returning to growth in the wake of the country's economic crisis in 2001. Justifying its decision, Moody's cited Akbank's ability to preserve strong asset quality and maintain a high level of capital adequacy, in addition to customer preference for sound banks during a period of economic turmoil.

Despite economic difficulties in Turkey, Akbank continued to favorably tap funding in international markets. During 2002, the Bank secured a total of US$ 655 million in credits from abroad.

Over the next decade, Akbank has set its sights on becoming the sector's leader by continuously increasing its market share for consumer, corporate and commercial banking products and services. Akbank is focused on providing a broad base of personal and corporate banking customers with superior service that utilizes both the latest in information technology and its staff of experienced bankers.

On August 30, 2002, Akbank was added to the MSCI Emerging Markets Index. As of the end of the year, Akbank was ranked with the largest share (12.5%) on the MSCI Turkey Index.

28.14% of Akbank's shares are listed on the Istanbul Stock Exchange (ISE). Outside the country, the Bank's depository receipts are quoted on both SEAQ International and Portal. As of December 31, 2002, Akbank's market value amounted to US$ 2.75 billion, placing the Bank at the top of Turkey's financial sector and second on the ISE in terms of market capitalization.



Financial Highlights (IAS)

(Inflation adjusted TL trillions)

Total Assets	24,833
Deposits	17,745
Credits	6,342
Shareholders' Equity	3,129
Profit Before Tax	1,217

Akbank Ratings by Major International Rating Agencies

FitchRatings			Moody's
National Rating	Individual Rating	Long-Term TL Rating*	Financial Strength Rating
AA-	**C**	**B+**	**D+ (Positive Outlook)**

***Akbank's long-term Turkish lira rating from FitchRatings is the first time a bank receives a rating over the sovereign.**

Shareholder Structure (%)

H.Ö. Sabancı Holding and Subsidiaries
Sabancı Family
Sabancı Foundation
Free Float



28.14
42.40
2.43
27.03



Goals

- Maximization of shareholder value through growth
- Maintain profitability and a sound balance sheet
- Achieve a high level of customer satisfaction
- Innovative, technology driven organization
- Support the development of the staff, providing motivation and job satisfaction

Foundations of Akbank's Strength

- Turkey's most profitable bank
- The only bank in Turkey with a rating higher than the sovereign
- 618 branches located throughout the country
- An extensive and stable funding base
- A wide-ranging customer portfolio with the ability to attract new customers
- A robust capital structure and a high capital adequacy ratio of 37%
- A diversified loan portfolio with a low percentage (1.8%) of non-performing loans



Message To Our Shareholders,

Akbank continued to sustain both its profitability and growth in 2002. We owe this success to our financial strength, strong and reliable shareholders, transparent and solid management and a growing list of corporate and retail products and services.

We are passing through extraordinary times. The effects of previous years' crises continue to shape the way how business is conducted, including banking. Year 2002 was a period of reconstruction for the Turkish banking industry in general. Despite scarce domestic demand, especially for banking products, Akbank continued to sustain both its profitability and growth in 2002. As Martin Luther King Jr. once quoted: "The ultimate measure of a man is not where he stands in moments of comfort and convenience, but where he stands at times of challenge and controversy." We owe this success to our financial strength, strong and reliable shareholders, transparent and solid management and a growing list of corporate and retail products and services.

Our primary goal is to create and implement strategies that will maximize shareholder value.

When looked at in terms of economic balances, 2002 was a year in which high levels of growth were achieved, particularly in production and national income. This production was directed primarily towards exports, which outperformed the levels reached in previous years. The country's chronic high inflation began at last to subside thanks to successful fiscal and monetary policies. Finally, the single-party government that emerged from recent general elections is advantageous in terms of securing economic and political stability.

According to inflation-adjusted financial statements, Akbank had a gross profit of TL 1,217 trillion in 2002. Setting aside a tax provision of TL 536 trillion, the Bank retained a net profit of TL 680 trillion. Once again in 2002, Akbank earned the title of "Turkey's most profitable bank" and "the ISE's most profitable company in terms of gross profit." Furthermore, the expected introduction of inflation accounting based corporate taxation will have a positive impact on the Bank's profitability.

The will to win is important, but the will to prepare is vital. Our strong equity base, consistently reinforced by high profitability is an evidence of the Bank's robust financial position, which makes it resilient to the difficulties it may encounter in the future.

Total assets of Akbank reached TL 24,833 trillion, indicating an annual increase of 11%. Fixed assets and investments in subsidiaries which are largely financial in nature account for only a 3% share of our total assets. Such a low percentage makes it possible for Akbank to focus attention entirely on banking activities and represents a positive contribution toward our profitability. It is also an indication of the Bank's highly liquid financial position.

Total credit disbursements reached TL 6,342 trillion as of year-end 2002. Our share of the market for consumer loans doubled during 2002 to reach 11.2%. Akbank will continue to put its robust equity, liquidity and 37% capital adequacy ratio to work in order to further support growth in lending.

Conversely, despite growth in lending, the 1.8% NPL ratio is well below the sector's average. All non-performing loans have been fully provisioned.

The Bank's deposits reached TL 17,745 trillion in 2002 while its share of the sector's total deposits increased to 11.7%, up from 10.9% in 2001. This growth is the result of customer confidence and new consumer banking products that we introduced in 2002. Additionally, our share of the mutual fund market more than doubled over that of the previous year and totaled 11.7% in 2002.

There was rapid growth in our private banking business; the volume of funds under management increased 400% year-on-year and stood at US$ 1 billion.

Some of the most important steps nourishing growth were the development of strategic partnerships and diversified products that took into account the potential financial and non-financial needs of individuals during different life stages and arriving at solutions that address those needs.

We focus our efforts on our customers and their banking needs. Our goal is to increase our share of the market for all consumer and corporate banking products which still represent only a very low percentage of national income as compared with other developing countries and which therefore have great potential for growth. We have devised our strategies to make Akbank the leading bank in terms of market share and asset size. Our approach to retail banking is an essential element in the formation of this strategy.

Significant progress was made in projects that we undertook during 2002.

• We introduced many new retail banking products to the market. With Axess, we have revolutionized the credit card market. Thanks to high-quality business networking and a well-defined customer-focused approach, the number of Axess cardholders reached one million in just nine months, making this the fastest-growing credit card in Europe.

• We developed "MyFamily" as part of our segment strategy to provide family-oriented banking services. Our newest retail banking product, the "Roof Account," was introduced to make life easier for our customers.

• We aim to raise our share of the commercial banking market and we shall continue to develop new projects that address the needs of SMEs.

• Our Call Center became fully operational during the year and now provides customers with comprehensive telephone banking services as well as support.

• We launched our Centralized Operations project. Our goal is to increase productivity and, consequently, our customer service quality.

• We completed the reorganization of our Headquarter units, positioning for more customer focus and began restructuring our branches. This project will make our branch structure more customer-focused by catering to the specific requirements of corporate, commercial and retail banking segments.

• Our international operations have continued to grow. Akbank International NV, our Dutch subsidiary, became operational during 2002.

Foremost among all the factors underlying our success are the confidence and support of our shareholders and our customers. We wish to take this occasion to thank them on behalf of the Board of Directors. We shall continue to further increase the value of our shareholders' investments and to provide unconditional customer satisfaction. We also extend our thanks to each and every one of our valued employees for their self-sacrifice, diligence and tremendous loyalty as they work to build success upon success.

Erol Sabancı
Chairman

Zafer Kurtul
President and CEO

Board of Directors



Erol Sabancı



Akın Kozanoğlu



Suzan Sabancı Dinçer



Özen Göksel



Hamit Beliğ Belli

Erol Sabancı has served on the Board of Directors since 1967. He initially served as a Director until 1969 and then as Vice Chairman until March 17, 1998, when he was appointed the Chairman. Mr. Sabancı also serves as Vice Chairman on the Board of Sabancı Holding and as a Director of the Industrial Development Bank of Turkey (TSKB).

Akın Kozanoğlu was appointed Executive Director to the Board on July 5, 2000, and Vice Chairman on December 1, 2000. Previously, he held the position of Executive Vice President responsible for Retail Banking Services and IT Development. Mr. Kozanoğlu also holds the post of President of Sabancı Holding Banking and Insurance Group.

Suzan Sabancı Dinçer was appointed to the Board as a Managing Director in 1997. Previously, she held the post of Executive Vice President responsible for Treasury and Fund Management operations at Akbank. Mrs. Dinçer is also a member of the Sabancı Holding Human Resources Committee.

Özen Göksel has been with the Bank since 1964 and has held various managerial positions. In 1981, he was appointed Executive Vice President; in November 2000, he was appointed Managing Director responsible for credits and internal audit. Mr. Göksel served on the Board of Directors between 1994 and 2000 as President of Akbank.

Hamit Beliğ Belli has served on the Board as a Director since 1995. He has been with the Bank since 1955, holding various positions, including Head of the Board of Internal Auditors, Executive Vice President and President. Mr. Belli is also the Chairman of Turkish Bank.



Hikmet Bayar



Aydın Günter



Ş. Yaman Törüner



Zafer Kurtul

Andrew Buxton

Hikmet Bayar has served as a Director on the Board since 1996. He previously held a number of command positions in the Turkish Army; between 1994 and 1996 prior to his retirement, he served as Chief of Staff for Land Forces.

Aydın Günter was appointed to the Board in 1998 after serving in diverse positions at Sabancı Holding, which included Executive Vice President responsible for Finance. In 1994, Mr. Günter retired from his position at Sabancı Holding in order to establish his own management consultation company. Prior to his employment at the Holding, Mr. Günter was a tax auditor at the Ministry of Finance.

Ş. Yaman Törüner was appointed to the Board in March 1998. He served as a Member of Parliament between 1995-1999 and a State Minister in 1996. From 1990 to 1994, Mr. Törüner held the post of Chairman of the Istanbul Stock Exchange. From 1972 to 1990, he has also held other positions within the Central Bank; in 1995 he became Governor of the Central Bank.

Zafer Kurtul joined Akbank in 1998 as an Executive Vice President; in November 2000, he was appointed President of the Bank. Mr. Kurtul previously held managerial positions at Citibank, BNP-AK-Dresdner Bank and Societe Generale. A graduate of the Faculty of Business Administration at Istanbul University, he also holds an MBA degree in finance from the University of Wisconsin-Madison. Mr. Kurtul is a CFA charter holder and a member of the Institut International D'etudes Bancaires and the Association for Investment Management and Research.

Erkut Ulaş
Head of the Board of Internal Auditors

Erkut Ulaş joined Akbank in 1972 as an assistant internal auditor. In 1985, he was appointed to head the Board of Internal Auditors; in 1990 he became the Bank's Executive Vice President. Mr. Ulaş is a graduate of the Faculty of Economics at Istanbul University.

Statutory Auditors

Nedim Bozfakıoğlu
Yalçın Küçükertunç

Executive Management

Our primary goal is to create and implement strategies that will maximize shareholder value.



1. Zafer Kurtul
President and CEO

2. Engin Akalın
Executive Vice President - Support Services

Engin Akalın joined Akbank in 1968 as an assistant internal auditor; after holding various managerial positions, he was appointed Executive Vice President in 1990. He is a graduate of the Faculty of Economics at Istanbul University.

3. Hayri Çulhacı
Executive Vice President - Strategy and Corporate Communications

Hayri Çulhacı joined Akbank in 1990 as an Executive Vice President, having served in various positions in the Ministry of Finance. Mr. Çulhacı is a graduate of the Faculty of Political Sciences in Economics at Ankara University and holds an MBA degree from Northeastern University.

4. Zeki Tuncay
Executive Vice President - Human Resources

Zeki Tuncay joined Akbank in 1980 as an assistant internal auditor. After serving as Personnel Manager, he was appointed Executive Vice President in 1994. Mr. Tuncay is a graduate of the Academy of Economics and Commercial Sciences in Ankara.

5. Nuri Aksoy
Executive Vice President - Credit Analysis and Assessment

Mr. Aksoy has been with the Bank since 1973 and has held various positions including internal auditor and branch manager. He was appointed Executive Vice President in 1996. He is a graduate of the Academy of Economics and Commercial Sciences in Istanbul.

6. Eyüp Engin
Executive Vice President - International Banking

Eyüp Engin joined Akbank in 1978 as an assistant internal auditor. Prior to his appointment as Executive Vice President in 1996, Mr. Engin was Manager of the Treasury Department. He is a Business Administration graduate from Middle East Technical University.

7. Ziya Akkurt
Executive Vice President - Corporate Banking

Ziya Akkurt joined Akbank in 1996 as Manager of the Corporate Banking Department and was appointed Executive Vice President in 1997. Before joining Akbank, Mr. Akkurt held managerial positions in various commercial banks including Ottoman Bank and Banque Paribas/Paris. He is a graduate of the Faculty of Business Administration at Middle East Technical University.

8. Reşit Toygar
Executive Vice President - Treasury

Reşit Toygar joined Akbank as a management trainee in 1990. Prior to his appointment as Executive Vice President in 1998, he served Manager of the Treasury Department. Mr. Toygar is a Faculty of Economics graduate at Kingston Polytechnic and holds an MS degree in economics from London School of Economics in England.

9. İlker Oral
Executive Vice President – Credit Cards

İlker Oral joined Akbank in 1983 as an assistant internal auditor. In July 2000, he was appointed Executive Vice President responsible for Card Operations and Customer Services. He is also a member of the Board of Directors at the Interbank Card Center. Mr. Oral is a graduate of the Faculty of Business Administration at Istanbul University and holds an MA degree in production management from the same university.

10. M. Fikret Önder
Executive Vice President - Private Banking

M. Fikret Önder joined Akbank as an Executive Vice President in July 2000 and is responsible for Private Banking. Previously, he held managerial positions at different banks abroad. Before joining Akbank, Mr. Önder served at Bank Julius Baer & Co. in London as Senior Portfolio Manager and Vice President responsible for Private Banking. He is a graduate of economics from the University of Bonn.



11. Barbaros Karakışla
Executive Vice President - Retail Banking

Barbaros Karakışla joined Akbank in January 2001 as an Executive Vice President. Mr. Karakışla previously held managerial positions in various commercial banks. In his previous post, he served as Director of the Retail Banking Group at Türk Ekonomi Bankası. He is a graduate of Business Administration from Bosphorus University and holds an MBA degree in Finance from the same university.

12. Dr. Balamir Yeni
Executive Vice President - Financial Coordination

Balamir Yeni joined Akbank in February 2001 as an Executive Vice President. He is a graduate of the Faculty of Law at Istanbul University and received his MA from the Faculty of Business Administration of the same university and Ph.D. degree from Istanbul Technical University. Dr. Yeni served as a partner at KPMG Cevdet Suner Denetim ve Yeminli Mali Müşavirlik A.Ş. from 1986 to 2000. He also serves on the academic staff of Bosphorus University teaching accounting and auditing.

13. Sevilay Özsöz
Executive Vice President - Operations

Sevilay Özsöz joined Akbank as Advisor to the CEO in December 2001 and was subsequently appointed Executive Vice President in April 2002. Before joining Akbank, Mrs. Özsöz held various managerial positions at Garanti Bank, largely concentrated in retail banking activities and served at Ottoman Bank as manager of retail banking credits and operations.

14. Ethem Tuncel
Executive Vice President - Foreign Branches, Subsidiaries Coordination

Ethem Tuncel joined Akbank in June 2002 as an Executive Vice President. He has also served as a Vice President of Sabancı Holding Banking and Insurance Group since January 2002. He is a graduate of Industrial Engineering from Syracuse University and holds an MBA degree from the University of Michigan.

15. Hakan Binbaşgil
Executive Vice President - Change Management

Hakan Binbaşgil joined Akbank in October 2002 as Executive Vice President responsible for Change Management. A graduate of the Faculty of Mechanical Engineering at Bosphorus University, Mr. Binbaşgil has an MBA degree from Louisiana State University, Baton Rouge. After his academic training, he joined Andersen Consulting and later Pamukbank where he served as Executive Vice President for Retail Banking. He has served as the Chairman of the Consumer Credit Bureau for a long time. Mr. Binbaşgil currently represents Turkey as a Member of the Board in the Visa European Region.



Milestones in Akbank's History



"I chose Akbank for its proximity to technology and how it uses this technology to create new products for its customers. I think Akbank is representative of the kind of banking you find in more developed countries, but there's a warmth at Akbank that goes beyond technology. Akbank is not just about technology: it's about people and the confidence it instills."

Cumhur Kaliç
Suadiye Branch



• Akbank was established in Adana in January 1948.

• In 1950, Akbank initiated equity investments with the Industrial Development Bank of Turkey (TSKB); other investments followed.

• The Bank's first branch was opened in Istanbul on July 14, 1950, in the Sirkeci district.

• The Head Office was relocated to Istanbul in November 1954.

• Automation of all banking transactions began in 1963.

• The first representative office in Frankfurt, Germany was established in 1964 to transfer the remittances of Turkish 'guest workers.'

• Ak International Ltd. (which later became Sabancı Bank) started operations in London in 1983 as the first Turkish private sector bank established abroad.

• BNP-AK Bank, with Banque Nationale de Paris (holding a 49% share) and Akbank (with a 51% share), was founded in Istanbul in 1985. In 1988, Dresdner Bank joined as a partner.

• Akbank was appointed the sole representative for American Express cards in Turkey in 1996.

• In May 1998, Akbank's Representative Office in Frankfurt was converted into a branch.



• Akbank initiated banking services on the Internet in 1999.

• The Akbank representative offices in Hamburg, Essen, Hannover, Stuttgart and Munich were converted into branches in 1999.

• Akbank began marketing American Express investment funds to Turkish investors in 2000 as the sole authorized agent in Turkey.

• Akbank launched the Commercial Internet Branch in June 2000, targeting small to medium-size companies.

• Ak Portföy Yönetimi A.Ş. (Ak Portfolio Management) was established in 2000.

• Akbank opened the Malta branch in 2000.

• Akbank opened the Berlin branch in March 2001.

• Akbank Private Banking was inaugurated in March 2001.

• Akbank International N.V., a wholly owned subsidiary bank, was established in the Netherlands in April 2001.

• Euromoney selected Akbank the "Best Bank in Turkey" and The Banker chose Akbank the "Bank of the Year" for Turkey in The Banker Awards 2001.

• Akbank began offering banking services to its customers through palm-size computers and Internet-based kiosks in August 2001.

• Akbank opened its Retail Internet Branch in English for use by its foreign customers in October 2001.

• "Axess" credit card was launched in November 2001.

• Akbank acquired 70.5% of Akhayat Insurance in December 2001 aiming become the market leader in private pension funds.

Our priority is customer-focused banking. Our goal is to increase our share of the market for all consumer and corporate banking products which still represent only a very low percentage of national income as compared with other developing countries and which therefore have great potential for growth.



Major Achievements in 2002

February

• The international rating agency FitchRatings increases Akbank's long-term Turkish lira rating to B(+).

March

• Akbank overhauls its mobile branches, which are able to serve customers in unusual circumstances. Fully equipped with all the latest that technology has to offer, the Bank's mobile branches can provide service wherever it may be needed, such as resort areas.

April

• The international rating agency Moody's changes the outlook of Akbank's D (+) rating from "stable" to "positive."

• Akhayat Insurance applies to the Treasury for permission to transform the company as required by the new law governing the private pension system.

May

• Axess and BP, a leading name in Turkey's gas retail business, launch a cooperative venture that transforms fuel expenditures into earnings.

• Akbank Private Banking, which hitherto has been serving customers through its Main, Suadiye and Ankara branches, expands its service network by opening another branch in Izmir.

• Akbank International NV, set up by Akbank in the Netherlands in April 2001, becomes operational. It serves the local Turkish population and mediates in commercial relations between Turkey and Turkish companies and Europe.

June

• "MyFamily" account, one of the new banking products developed by Akbank under the Restructuring Project launched in 2000, becomes available for use.

• Akbank obtains a five-year credit in the amount of US$ 150 million from international markets. This credit, which is to be used in financing corporate projects, was created through the securitization of credit card receivables.

• Akbank extends a nine-year loan in the amount of US$ 100 million to be used to finance investments to renovate hotels in Turkey owned by the Civil Servants Pension Fund. This is the longest-term project financing loan ever granted by a private bank in Turkey.

• Through its Malta branch, Akbank is a member of a consortium extending a loan totaling US$ 186 million to the Republic of Turkey for use in various highway construction and irrigation system projects.

July

• By acquiring a million cardholders in just nine months after appearing on the market, Axess becomes the fastest growing credit card brand in Europe. MasterCard, one of the world's biggest payment system companies, presents Akbank with a plaque in recognition of the success it has achieved with Axess.

The Banker again chooses Akbank as the "Bank of the Year" for Turkey – a distinction that the Bank has now enjoyed for two years in a row.



September
• Akbank is added to the MSCI Emerging Markets Index. At year's end, Akbank has the largest share (12.5%) on the MSCI Turkey Index.

• Akbank signs the largest and lowest-interest credit syndication agreement in Turkey in 2002. This one-year loan, in the amount of US$ 450 million, is to be used in export financing.

• The Banker again chooses Akbank as the "Bank of the Year" for Turkey - a distinction that the Bank has now enjoyed for two years in a row.

October
• IFC and Akbank sign an agreement covering the first tranche (amounting to US$ 55 million) of a long-term project financing loan that will eventually total US$ 200-240 million.

• The "Roof Account", Turkey's most advanced financial product, was launched to support customers' cash management requirements.

November
• Akbank's paid-in capital is increased by 2% to TL 816 trillion through bonus shares.

• Akbank launches the Akbank Telephone Branch enabling customers to carry out their banking business free-of-charge from anywhere accessible by telephone.

December
• Akhayat Insurance receives permission to transform the company into a pension fund. The company's name changes to Ak Pension Fund in January 2003.

• Axess joins with Migros, a leading retailer, in a project that will transform the rules of marketing, since consumer trends now can be observed closely by Axess' chip technology.

"The range of products and services offered by Akbank satisfy all my banking needs. At Akbank, I can find the banking products and services needed by my family as well as my company without having to deal with any other bank. I have no credit card other than my Akbank card because that's the one that takes care of all my needs."

Seçkin Gür
Suadiye Branch






Review of Operations

Banking Industry - 2002 and Beyond

Responding to the economic difficulties experienced in 2000 and 2001, the Turkish banking industry embarked upon a process of rapid change. Recent developments not only revealed the significance of adhering to international standards vis-à-vis banking activities but also underscored the importance of robust capitalization, risk management and asset quality. A newly constituted Banking Regulation and Supervision Agency (BRSA) introduced a panoply of changes aimed at restructuring the country's banking industry while also preventing systemic risk. These changes, together with rules designed to eliminate inefficiencies and unfair competition, will contribute to the further strengthening of the banking industry in the medium and long-term.

The ratio of total assets controlled by the Turkish banking industry to GNP is substantially lower by comparison in countries similar to Turkey. The volume of the industry's total lending and deposits are equally low. Hitherto, this situation represented a serious stumbling block for Turkey's development; it now points to the existence of a huge, untapped potential to be exploited in the years ahead.

While reforms in the Turkish banking industry will be continuing for the foreseeable future, it is also expected that mergers and acquisitions will result in a few large, multi-specialist banks together with a greater number of small "niche" banks. With lower inflation and changes in the legal framework (particularly with respect to tax), foreign banks can be expected to be of greater interest in Turkey. In addition to ongoing efforts to strengthen itself through organic growth, Akbank is also open to every sort of cooperative venture with foreign banks.

New Horizons Transformation Program

When the economy stabilizes and inflation reduces to normal levels, many short-lived market opportunities will eventually come to an end. In an environment of normal course of economic progress, competition will increase on reduced margins of profitability. In this future marketplace, Akbank shall endeavor to maintain its lead in terms of market share and asset size. To achieve this, important progress has already been made in the restructuring program; the New Horizons Transformation Program was launched concurrent with Akbank's desire to lead the market with regard to asset size and market share. Believing that the 'customer-focused' approach is the key to success, this program has been developed to provide customers of Akbank with higher quality services and products.

The first step in this process is to identify the customer base and then restructure Akbank branches to conform to specific requirements of each customer segment. Within this new structure, Akbank customers have been divided into five distinct groups: Corporate, Commercial, Small Business, Personal, and Private Banking customers. Customers in each segment will be served by designated units of the Bank: corporate customers by Corporate Banking Centers; commercial customers by Commercial Banking Centers; small business and personal banking customers by the extensive branch network; and private banking customers by Private Banking Centers. Once this is completed, Akbank will offer each customer segment products and services that are specifically tailored to meet their specific needs. The work of restructuring branches is currently underway and is slated to be completed by 2005. Under this project,



alternative distribution channels will also undergo rapid development. Additional transaction volumes that will be created by an increased market share will be handled through alternative distribution channels and enhanced operational productivity.

Important and far-reaching activities are being developed in the areas of technology and human resources - the foundation underlying the transformation. A more effective performance-measurement system has been developed to support branch and headquarters units to achieve their targets. This system is based on a newly defined profitability model that makes it possible to measure the profitability of products, customers, account officers, sales channels and the associated headquarters units independently of one another.

The New Horizons Transformation Program is an extremely important step that Akbank has taken to ready itself for the future and to assure that the Bank's successes can be sustained even within the most competitive environment.

Successful Financial Performance

According to audited financial statements, Akbank's total assets increased 11% during 2002 and reached TL 24,833 trillion in value. This performance means that, once again, Akbank has maintained its position as Turkey's largest private bank in terms of assets under its control. Furthermore, in keeping with Akbank's strategy of focusing on the business of banking, the value of the Bank's subsidiaries and fixed assets comprise only a 3% share of total assets. The implication of this is that interest-bearing assets make up a highly significant share of total assets.

The New Horizons Transformation Program was launched concurrent with Akbank's desire to lead the market with regard to asset size and market share. Believing that the 'customer-focused' approach is the key to success, this program has been developed to provide customers of Akbank with higher quality services and products.



Review of Operations continued

Breakdown of Loans



8.5%
27.8%
46.1%
Corporate
SME
Project Finance
Retail
Financial Inst.

Credit disbursements reached TL 6,342 trillion in 2002. The ratio of Akbank's non-performing loans to total dropped from 1.9% to 1.8%. This ratio is the result of careful credit analysis combined with close monitoring; it is the lowest percentage of non-performing loans of any private bank in the country. Akbank is also the only Bank that has set aside a 100% provision for non-performing loans.

The fundamental reason for the observed increase in the Bank's deposits in 2001 was the preference of depositors for banks that are sound and trustworthy. The 12% increase in deposits in 2002, however, was due to the introduction of new products such as MyFamily and Axess. By December 31, 2002, shareholders' equity had increased by 28%. The free capital remaining when the value of its subsidiaries and fixed assets are subtracted places Akbank in the position of being the most strongly capitalized bank in Turkey. This reservoir of cash is what has sustained Akbank through economic crises; in the low-inflation environment of the future, this will be the engine of the Bank's growth.

Discounting foreign currency losses and provisions for non-performing loans, Akbank's net interest margin is 8.7%. This is the highest interest margin of any private bank in Turkey. The high profit margin that results from the effective use of assets and low funding costs also contributes to Akbank's sustainable growth. As of year-end 2002, Akbank's return on equity reached 24%.

Akbank's financial targets for the near term are to maintain its return on equity over 20%, raise the proportion of loans in total assets to over 40%, increase the share of commission and fee income to 20% of total income and keep the ratio of operational costs to interest-bearing assets to below 3%.

Corporate Banking

Akbank supplies financial solutions and banking services to 1,555 large-scale corporate customers and to more than 350,000 medium and small-size companies. Among the products and services offered to corporate and commercial customers are Turkish lira and foreign currency denominated working capital loans, medium-term financing for investments awarded government incentive certificates, foreign trade financing, export factoring, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, and at customer request, the Bank delivers timely and effective solutions to enable its corporate customers to better handle their working capital through cash management services that include specially designed collection and payment services and liquidity and information management.

Through the coordinated activities of its treasury, brokerage and portfolio management units, Akbank offers its corporate customers a highly diversified range of investment services that include repo and trading in T-bills and other marketable securities as well as portfolio management services.

> With regard to lending transactions, Akbank seeks to reduce exposure to market risks by eliminating mismatches in term, currency and interest rate. At the same time, the Bank avoids any concentrations related to customer type, sector and geographical region.



Project Finance Credits

Date	Total Project Value (US$)	Akbank's Share (US$)	Project	Term
July 2002	100,000,000	100,000,000	Renovation of six hotels under the ownership of General Directorate of Public Sector Pension Fund	9 years
June 2002	140,000,000	70,000,000	Black Sea Coast Way Project	5 years
June 2002	90,000,000	45,000,000	Bursa Highway Project	5 years
June 2002	86,000,000	43,000,000	Kralkızı-Dicle-Cazibe Irrigation Project	5 years
February 2002	50,000,000	30,000,000	İzmir-Aydın Highway Project	5 years

Corporate, Commercial and Small Business Loans

With regard to lending transactions, Akbank seeks to reduce exposure to market risks by eliminating mismatches in term, currency and interest rate. At the same time, the Bank also avoids any concentrations related to customer type, sector and geographical region. Through careful credit analysis and risk control, the Bank is able to minimize the probability of non-performing loans. In general terms, Akbank's loans tend to be directed toward industrial exporters.

Abiding by prudent lending policies, Akbank's percentage of non-performing loans has always remained at very low levels. Furthermore, as a consequence of its lending policy, Akbank requires solid collaterals to cover any lending transaction.

Project Finance

Project finance loans are provided under the rubric of investment banking. Since 1998, this type of lending has become increasingly more important for the Bank from the standpoints of volume and market share. Thanks to its robust balance sheet, Akbank's project finance balance increased 40% (on a US dollar basis) throughout 2002 and by year's end, stood at US$ 1,190 million.

Some of the consortia that were created for project financing purposes during 2002, together with their sizes and utilization details, are summarized in the chart, on top of this page.

Akbank intends to increase its project finance lending volume, however in doing so it will continue to adhere strictly to prudent lending policies and to actively and effectively manage its risk exposure. For


Pfizer

"The reasons we prefer Akbank are many: the size of the bank, the ability of its resources to meet our requirements and its ability to help us implement our strategies as an international company to name just a few. In our view, Akbank is both competitive and customer-focused. We take pleasure in the realization that Akbank is a bank which, having carefully analyzed the needs of the market, has pioneered the development of banking technology.

Our borrowing and foreign exchange transactions are finalized quickly and at the most suitable cost, making it easier to realize our short and long-term financial plans. Thanks to this, we are able to rapidly implement financial strategies that are developed at our international headquarters. We are aware that in a market as dynamic as Turkey's, this situation is crucial to our company's success."

Serhat Midilli
Finance Director
Pfizer İlaçları Ltd. Şti.





> Beginning in December 2002, Akbank introduced its Small Business Scoring Model to evaluate loan applications of businesses that have less than TL 3 trillion of annual sales revenue whose fiscal reporting is made either on a balance sheet or an operating account basis.

this reason, the Bank is broadening the base of its loans dispersing them among different sectors: construction, telecommunications, energy, and tourism. In addition to commercially oriented project finance loans, Akbank also negotiates loans that are provided by international export credit institutions or guaranteed by insurers. The risk that the Bank incurs in project finance loans is low because projects of this kind usually are backed by Treasury guarantees or else are highly collateralized.

Commercial Credit Scoring Models

In order to increase the effectiveness of loan application assessments and to make better lending decisions, the functions of analysis, allocation and monitoring have been reorganized and put under the control of separate departments. Loan allocation process has been reduced to a standardized procedure by means of credit scorecards. Headquarters units perform quantitative sectoral and financial analyses while also conducting credit investigations of a qualitative nature in the market. Commercial and small-business scorecards are used by regional and branch organizations. Credit scoring is a decision-support system that is used in evaluating the loan applications made by both individuals and firms.

Since May 2001, Akbank has been using a Commercial Credit Scoring Model to evaluate loan applications of companies with annual sales revenue in excess of TL 3 trillion. Beginning in December 2002, the Bank introduced its Small Business Scoring Model to evaluate loan applications of businesses that have less than TL 3 trillion of annual sales revenue whose fiscal reporting is made either on a balance sheet or an operating account basis.

These models have been developed in cooperation with consultations by Dun & Bradstreet and in line with the views of experienced managers. Both scoring models were designed to be in full compliance with Akbank's own lending culture.





The purpose of a credit scoring model is to:

• Speed up the lending process by evaluating prospective borrowers by means of questions that have been prepared in accordance with the Bank's lending culture so as to ensure that credit decisions are made objectively and based on standard criteria.

• Identify ahead of time, firms that have problems or are likely to have problems in the future so as to minimize the risk of a loan not being serviced or repaid.

• Develop an essential database that will serve as a guide for future lending policies and strategies as well as for pricing.

In keeping with the recommendations of the Basel Committee, the use of credit scoring models is going to become compulsory for all banks doing business in Turkey in the years ahead. In view of this prospect, Akbank's concern and foresight in its approach toward this issue becomes even more important.

Corporate Marketing Projects

Akbank carries out corporate marketing activities driven by research conducted on regions and industries. The purpose of this thorough research effort is to determine customers' differing needs and address these needs with a service level that will result in a satisfied clientele. Akbank tailors different products to respond to customers' changing requirements in different regions and industries. At the end of 2002, the Bank's corporate cross-selling ratio was 2.3x.

1. Akbank "MyCompany" and "biz.card"

There are easily over a million enterprises that fall in the category of small and medium-size businesses in Turkey. In response to stiffer and more aggressive competition for the business of these companies, Akbank reviewed its own policies with respect to this market segment; a decision was made to take a different line of approach. As a result, the Akbank MyCompany project was initialized. This project began with the awareness that small and medium-size enterprises had unique problems that needed to be identified and analyzed so that customer-focused banking products and services could be designed for this segment.

Akbank MyCompany is the Bank's new brand for commercial banking whose basic concept is to target companies in the small and medium-size segment i.e., firms with gross sales revenue of less than US$ 30 million a year. Akbank MyCompany is the umbrella under which specific or general price advantages and functions of existing banking products and services are individualized and under which new products can be developed. Akbank MyCompany will also address corporate requirements of small companies in addition to taking care of their financial needs.

This new banking approach has been developed by analyzing the needs of companies as they pass through the various stages of formation, growth and development. Via existing and new products, Akbank MyCompany will address the many needs of companies in this segment ranging from cash management to international transactions and from investments to consultation, insurance, training, IT services and loans.

The goal of Akbank MyCompany is to be a solution-providing partner for small and medium-size businesses in every respect. Through new types of loans developed, Akbank MyCompany will create solutions to deal with the difficulties they face, particularly where financing is concerned. Akbank MyCompany has set itself a target of raising its share of this market segment in corporate loans from its present 7% to over 20%.

Akbank MyCompany, a new approach to banking service that has been launched under the slogan "Just take care of your business", offers a range of loan options to address the investment financing needs of growing small and medium-size businesses. "Loans for growing my company"



"*Because of my heavy work schedule, I don't have time to go to the bank. I want to take care of my banking over the Internet in the evenings without any interruption or problems. After struggling to use a couple of other banks' Internet branches, I turned to Akbank. Now I take care of all my banking business easily and without a glitch. I'm also able to find information about markets on Akbank's website and use it to guide my investment decisions.*"

Ayhan Darcan

Suadiye Branch





includes machinery and equipment, raw material procurement and vehicle/fleet loans with highly attractive conditions in terms of installments and guaranteed rates of interest. "Loans for my company venturing abroad" is a category that has been developed for small and medium-size businesses that want to increase their competitive strength in foreign markets and broaden their client portfolios. These include loans to enable participation in international fairs at zero interest as well as other forms of financial support such as installment-based export credit and letter of credit.

The "biz.card" project is another aspect of Akbank MyCompany that will be introduced in 2003. The Bank believes that biz.card will bring about a revolution in cash management. Utilized in companies' supply chains, it will completely rewrite the existing rules governing current payment and collection systems. With biz.card, which has been developed as an alternative to checks and notes now commonly used in procurements, it will be possible to make payments in advance or on terms. It will also be possible to make loans to companies under the biz.card system, which will be supported by the Bank's credit scoring system. The biz.card can also be used as a credit or debit card. Because it is a 'smart card' incorporating a microchip, biz.card will qualify customers for the Bank's special loyalty programs and will also earn 'chip points' in stores that are members of Axess.

2. Pharmacies Project

In conjunction with the on-going transformation process, marketing and promotional activities directed toward companies in the small business segment continued intensively during 2002, particularly in line with the observed economic recovery. Efforts have been concentrated on increasing the number of active customers and cross-selling opportunities to make Akbank the leading bank in the small-business segment.

The first project undertaken was the Pharmacy Package Project, under which about 11,000 pharmacies became Akbank customers as of the end





of 2002. As a result of this project, the Bank's share of this market rose from 11% to 55% in twelve months. In order to ensure the continued success of this project, efforts were concentrated on marketing and promotional activities directed toward pharmacies. Following discussions with the Turkish Pharmacists Association, work was begun on project-based activities, the first fruits of which were the hosting of a seminar on the subject of 'Pharmacy Practices and Payment Systems in European Union Countries' that was held on May 31, 2002. Under other agreements with the Association, the installments on loans that pharmacies receive from the Association's Mutual Assistance Fund can now be paid thorough Akbank. Similar other projects are planned for 2003.

3. "Trendy Places" Project

The Trendy Places project, aimed at restaurants and cafes in Istanbul, was launched in 2001. At the beginning of 2002, it was expanded throughout the country and has yielded extremely successful results. More than 3,000 new small businesses have been added as active participants in the project. In addition, visits were also made to more than 2,000 existing customers; as a result they too have become active by cross-selling the Bank's products. More than 5,000 companies are now included in the Trendy Places project.

4. Tourism Project

Activities aimed at increasing tourism revenues that began in Antalya and its environs were continued on a more extensive scale in Cappadocia, the Aegean region and Istanbul in May 2002. As a result of effective work accomplished on the project in the target areas, important gains were achieved in market share and foreign currency receipts, despite volatility in the tourism industry.

5. B2B Applications

Looking at the ongoing development of web-based commercial services, substantial growth in this area is expected paralleling increases in the use of on-line shopping in 2002. According to one international survey, the Turkish e-commerce market will be worth about US$ 4 billion in 2004, of which US$ 2.5 billion will be generated by business-to-business (B2B) applications and US$ 1.5 billion by business-to-consumer (B2C) applications.

The greatest burden in turning such expectations into reality falls on those who are providing Internet services as well as the infrastructure for e-commerce and on those who are developing electronic payment and collection systems. In line with these developments, Akbank is already at work in the area of B2C applications with its virtual AkPOS system and it is putting its experience in that field to work in the development and implementation of new projects. In the area of B2B applications, the Bank is currently working on projects to develop an infrastructure that will integrate existing corporate Internet services with e-markets.

Akbank Corporate Internet Branch

The Akbank Corporate Internet Branch was made available for customers in June 2000. As of year-end 2002, the number of companies accessing this branch was 43,000. The Akbank Corporate Internet Branch provides customers with 72 different transaction options ranging from transfers between accounts to EFT, tax, social security and invoice payments to monitoring checks and notes. In 2002, the volume of transactions handled through this branch reached US$ 13 billion.

Akbank believes that biz.card will bring about a revolution in cash management. Utilized in companies' supply chains, it will completely rewrite the existing rules governing current payment and collection systems.



Member Merchants

Since September 2000, Akbank has consistently led the field in terms of member merchants' turnover within the Domestic Clearance System. At the end of 2002, the Bank commanded a 24% share of this market; additionally, the number of its POS terminals reached 110,000.

In late 2002, the GSM POS system, which makes it possible for companies to accomplish collections via GSM networks, became operational. The Bank has set a target of linking 5,000 users to the GSM POS system by the end of 2003.

Retail Banking

Akbank offers customers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services under its unique customer-focused approach. It utilizes technology-intensive means to reach its customers in an effort to make banking with Akbank a pleasant experience.

Employing the second most extensive branch network among the private banks in Turkey, Akbank's line of personal banking products and services also includes bank cards, automatic payment services, foreign currency trading, safe deposit box rentals, checks, money transfers and a variety of investment options. The Bank currently has some five million personal banking customers of which 2.7 million make regular, active use of Akbank's services.

Central to Akbank's new philosophy is "our customers." The fundamental points of this philosophy are to understand the wishes and needs of the customers, to anticipate their needs even before they do and to think - and even dream - as



they might. In order to make such dreams a reality, Akbank reaches far beyond classical, unimaginative services, diversifies its services through strategic partnerships and provides customers with services exactly how and where they are wanted. Taking this philosophy as the basic approach, Akbank developed these noteworthy products during 2002 - Akbank MyFamily, the Roof Account, the Axess credit card and specially designed consumer loans.

Akbank MyFamily

One of the highlights of the year was the Akbank MyFamily account. It is the upshot of Akbank's innovative thinking and willingness to create products that will facilitate its customers' lives in the rush of today's most demanding lifestyle. It is an umbrella account that incorporates a package of products and services that address both the financial and non-financial needs of families. Akbank MyFamily is an excellent example of Akbank's customer-focused marketing approach. Akbank MyFamily has many innovative products and services under its umbrella including special-purpose loans, deposit accounts, insurance and investment instruments.

Akbank MyFamily has a unique and highly successful customer loyalty program, which earns points for banking products and services that are used and allows those points to be exchanged for mutual fund shares, Axess chip-money and insurance while also offering opportunities for advantageous credit and deposit interest rates. Thanks to the Bank's strategic cooperation, Family Club members are also offered a variety of non-financial benefits.

Launched in May 2002, the Akbank MyFamily program has already reached its initial targets. As of December, there were 259,000 Family Club members representing 90,000 different families. This program not only has a positive impact on customer loyalty but also increases Akbank's cross-selling opportunities while augmenting the Bank's commission earnings.

Customers can now access the Akbank MyFamily program through the new channels of ailem.akbank.com.tr, 444-2525 Telephone Banking and MyFamily Desks in branches.

Akbank Roof Account

The Akbank "Roof Account" is essentially a demand deposit account that brings together a number of personal banking services while also easing the burdens of daily cash management on customers. Incorporating new and attractive features, it is anticipated that the Roof Account will help the Bank attain new customers while existing customers will benefit from additional services.

The Akbank Roof Account program, which became operational in October 2002, demonstrated a highly successful sales performance and by December, 170,000 customers had joined its ranks. An indicator of Akbank's heightened service quality and operational productivity, Roof Account makes it possible for the Bank to offer its customers lower transaction costs. Personal banking customers who use the Roof Account are significantly more active customers, with the average number of products used per person increasing. This program is successful from the standpoints of product penetration, operational productivity and customer satisfaction. In a very short time, it has achieved its goal of being a personal cash management product that is most often used and that which first comes to customers' minds.



Credit Cards

Akbank is one of the pioneers in the credit card market in Turkey based on the number and variety of card options offered to customers. In addition to the multi-branded and chip-based Axess card, the Bank's credit card portfolio in 2002 included Visa (Gold, International), MasterCard (International, Domestic, and e-card) and American Express (Gold, Green and Revolve). The Bank also issues co-branded credit cards in collaboration with MasterCard and AMEX.

During 2002, Akbank strengthened its position in the plastic card market in Turkey with the introduction (in late 2001) of the multi-branded Axess card. Targeting the mass market, Axess distinguishes itself from other cards by virtue of its "smart-card" technology that recognizes consumer preferences and spending habits and offers personalized advantages. Thanks to the Axess card, in 2002, Akbank was able to increase its market share in terms of the number of cardholders more than any other bank in Turkey. Developed according to consumer preferences, Axess quickly became an outstanding market success. MasterCard International acclaimed it as the fastest-growing credit card brand in Turkey and Europe in 2002.

As of year-end 2002, Akbank had approximately two million credit cardholders, a year-on increase of 96.7% that raised the Bank's share of the credit card market from 6.3% to 12%. Thanks to innovative and successful personalized marketing, Axess gained 750,000 new card customers, increasing Akbank's penetration of the retail banking market. Axess's ground-breaking market penetration strategies and practices in 2002 have made this card a role model whose features are now being imitated by competitors. The Axess network of participating businesses now encompasses 1,800 brands and 14,000 retail sales outlets, thanks in large part to strategic cooperation with such leading brand names as BP and Migros.

In addition to this foray into increased penetration of the plastic cards mass market, Akbank will be setting its sights on the upper-income segment during 2003 with its American Express brand, further strengthening its share of the high end of the market by continuing to offer many more distinctive features. Akbank is the only bank in Turkey authorized to offer the prestigious features provided by AMEX.

Akbank also keeps track of the spending cycles and habits of cardholders in each segment so that it can focus on customers' expectations in campaigns and promotional activities. To achieve this, Akbank's credit card portfolio has been organized to address the needs of different customers. The Axess brand cards have mass appeal for example, while American Express cards are more suitable to a broad spectrum of customers with different lifestyles and spending habits. The third segment of customers holds co-branded CarrefourSa and Yimpaş cards, which entitle them to certain benefits at these retailers. At the same time, these cards give member merchants the chance to provide their customers with better service while also generating cross-selling opportunities. While creating retail synergies within the Sabancı Group, they also can offer customers more attractive payment conditions.

> Central to Akbank's new philosophy is "our customers." The fundamental points of this philosophy are to understand the wishes and needs of the customers, to anticipate their needs even before they do and to think - and even dream - as they might.





Under a cooperative agreement between CarrefourSa and ChampionSa, Turkey's leading hypermarket chains, CarrefourSa credit cardholders are provided with many advantages. These cardholders are entitled to discounts when shopping at CarrefourSa and can take advantage of installment payment plans. Points earned when shopping with these cards can be exchanged for gift checks that can be used in any CarrefourSa store. Cardholders can also take advantage of the many valuable campaigns that are continuously being organized by CarrefourSa.

In the period ahead, Akbank will continue its intensive marketing campaign with the aim of increasing its market share in credit cards and also increasing its performance by entering into new cooperative arrangements with retail chains.

Consumer Loans

As a result of agreements with a number of leading brands in 2002, the Bank increased both the volume and the scope of its consumer loans. During 2002, 114,000 new customers were added to the portfolio and five new consumer finance products were developed.

As of year-end 2002, Akbank controlled an 11.2% share, worth TL 318 trillion of the consumer credit market in Turkey. The Bank has targeted raising this ratio to about 15% by the end of 2003.

General purpose loans make up 87% (by number) of all retail loans extended by Akbank. In 2002, Akbank's share of the market for general consumer loans rose to 9.7%, up from 5.8% the year before.



"I'm a long established "Akbanker." I've been using Akbank since I was a kid and I'm very pleased with them. Interest, attention, mindfulness and friendship are what I find at Akbank - as well as quick service."

Işıl Reçber and Rüştü Reçber
(Turkish National Team goalkeeper)

Caddebostan Branch





Review of Operations continued

The high performance in car loans was achieved through competitive pricing, enhanced dealer-branch relationships, the "Dealer's Line" that has been added to the Akbank Call Center, "dealer satisfaction surveys" conducted regularly during the year and campaigns organized in collaboration with some of the strongest brands in the automotive sector. As a result of these efforts, the Bank extended 13,446 car loans worth a total of TL 228 trillion during 2002.

As of December 27, 2002, car loans made up a 60.6% share of all retail loans granted by Akbank. During the same year, the Bank's share of the motor vehicle loan market shot up from 4.4% to 16.6% while the outstanding balance of all such loans nearly quadrupled, going from TL 47.9 trillion in January to TL 184.7 trillion in December.

Mutual Funds

By year-end 2002, Akbank was managing 12 different mutual funds. As of December, the share of Akbank's funds in mutual funds sector increased 118% from 5.35% to 11.66%. As a result of this growth, Akbank ranked third among its competitors in terms of market share. The volume of Akbank's mutual funds increased by TL 887 trillion during 2002, to reach TL 1,164 trillion by year's end. This growth was greater than amounts achieved by any other institution in the sector. Akbank's goal in 2003 is to continue pursuing stable growth and to rank among leading mutual fund providers in Turkey. The Bank will pursue its active marketing strategies to this end. Important successes were also registered in the market performance of the Bank's mutual funds during the year. The Akbank Type B Fund generated a net annual yield of 59.16%, ranking it first place among all of Turkey's bonds and bills fund. There are currently 21 different bonds and bills mutual funds of this type.

Akbank is the only bank in Turkey authorized to trade American Express Funds. The Bank handles trading of seven AMEX funds, of which five are denominated in US dollars and two in euros.

Private Pension System

The private pension system, recently introduced by the government as an alternative to the state funded system, is fully in accord with Akbank's approach to "life-time banking." Akhayat Insurance is one of the six companies to receive a license to either establish or transform itself into a pension fund. Final ministry approval was received and the name of the company was changed to "Ak Pension Fund" in January 2003.

The private pension system provides for retirement at age 56 for those who voluntarily participate in the system on condition that they must have contributed to the system for at least ten years. Current projections indicate that the number of people taking advantage of this system will reach two million all over Turkey within a decade and that the size of the pool of their earnings will amount to something between seven and eight billion US dollars. Akbank is determined to play a leading role in this system.

The Sabancı Group, whose members (including Akbank, Ak Pension Fund's principal stockholder) employ a total of 40,000 people, is an important

* Mutual fund yields are calculated on the basis of the prices published by the Capital Markets Board on its website.



source of strength that will support the company's market leadership. It is also expected that Akbank's more than 600 branches and nearly five million customers will create significant synergies that will nourish Ak Pension Fund's growth. As targeted, Ak Pension Fund will capture a market share of 10% in 2003 that should reach 17% in ten years' time.

Ak Pension Fund is also cooperating with Akbank in the business of bancassurance, which plays an influential role in the growth and development of private pension markets in other countries. Concurrent to this cooperation, policies and practices governing this type of insurance have been developed and joint business plans have been drawn up.

Other Retail Banking Services

Akbank's goal is to become a truly multi-specialist bank. To accomplish this, Akbank offers a broad range of financial products and services such as cash management, brokerage and investment advisory services alongside the more traditional ones associated with classical banking, all under the same roof. Such services are provided by the Bank's subsidiaries: Ak Securities (investment banking and brokerage services), Ak Investment Fund (a closed-end mutual fund quoted on the ISE) and Ak Portfolio Management.

As an agent of Aksigorta, the Akbank Group's non-life insurer, Akbank markets a variety of insurance products through its branches. By marketing investment and insurance products such as these, Akbank's aim is to complement its own service lines while also generating new sources of commission income.

By year-end 2002, Akbank was managing 12 different mutual funds. As of December, the share of Akbank's funds in mutual funds sector increased 118% from 5.35% to 11.66%.







“*The basic reason why we, as BP Türkiye, chose Akbank was the strong impression that this institution has made where "confidence" is concerned. We're also continuously seeing how their services further justify this confidence.*

Akbank enjoys a distinctive position in the banking sector not only as a deep-rooted and solid institution but also from the standpoint of innovation and diversity of its products and services. Additionally, the considerable reach of Akbank's extensive branch network is an important feature for a company like BP that does business throughout the country. Also ranking high on the list of characteristics that we look for in a bank are continuity and stability.

Akbank's efforts to develop a system specially designed to respond to BP's needs is, in our opinion, the best possible indicator of that institution's approach to service.

We take pleasure in working with an organization that is able to respond favorably to BP's broad panoply of needs.”

Tahir Uysal
President
BP Türkiye



Akbank currently handles salary disbursements for half a million people employed in 5,057 companies. On the basis of 2002 year-end figures, Akbank ranked among the top three banks (in terms both of number of accounts and of total volume handled) in the payment of the salaries of public-sector employees. It is now possible for the Bank to monitor the use of personal banking products by customers whose salary payments are handled by Akbank. During 2003, Akbank will be introducing additional features in light of this, such as automatic overdrafts and automatic credit card issuances. Use of Akbank products such as credit cards, emergency loans, fixed-term deposits and so on by these customers generates substantial cross-selling opportunities.

Delivery Channels

New Technology

Akbank regards using technology to achieve customer satisfaction as a fundamental approach. The Bank puts the complete range of modern banking services at the disposal of customers in which they can make use of Internet, call centers, voice-response systems, WAP, kiosks, screen-based telephones and PCs to perform their banking transactions. These services, provided under the heading "Freedom Banking", are more than just alternative delivery channels: they give customers the ability to take advantage of many banking services ranging from cash transactions to investments from anywhere in the world.

As of year-end 2002, nearly half a million Akbank customers were actively using at least one of Akbank's Freedom Banking channels. This number is expected to top one million in a fairly short time.



Telephone and Internet Banking

In response to technological progress and increasing competition, Akbank overhauled the infrastructure of its telephone banking system in 2002, setting up in its place one of the newest and most technologically equipped call centers in Turkey today. Simply by calling 444-AK-AK (444-2525) customers are able to take advantage of all banking services.

The Akbank Call Center is a service unit staffed by more than 400 specially trained personnel who are on duty 24 hours a day seven days a week. It handles over one million customer transactions a month.

During 2002, Akbank continued its efforts to allow customers to handle more and more of their banking service needs via the Internet while at the same time, increasing the diversity of its products and services available through the Internet Branch. New services are constantly being added to the Internet Branch while existing ones are revised to make them more convenient. A new feature that was added in 2002, for example, allows customers to apply for credit cards and consumer loans through the Internet Branch.

An Akbank MyFamily website and MyFamily Internet Branch were launched in 2002 to serve Akbank MyFamily customers. It is now possible for customers to perform MyFamily-related transactions through the Internet Branch and the Call Center.

In addition to Internet banking services, Akbank's customer-focused Internet Branch also provides another new feature: a Finance Diary, where customers can have access to information about branch and market exchange rates, Akbank mutual funds, deposit and repo interest rates, T-bill and credit interest rates, economic bulletins, economic indicators, Reuters news, upcoming tax-due dates and financial bulletins (stocks and international markets).

Akbank has set for itself the goal of having a third of its banking transactions handled by the Personal Internet Branch and Call Center by the end of 2004. It is estimated that this shift away from physical branches will yield savings of about US$ 100 million.

Akbank's Internet Site Receives Recognition

In 2002, Global Finance, a world-famous financial magazine, cited Akbank's Personal Internet Branch as having the "Best Consumer Website Design" and also the "Best Consumer Online Bill Payment" module. The results of the magazine's "2002 World's Best Internet Banks" competition, which was conducted by way of a detailed survey, were published in the magazine's September issue. The winning banks were selected by a jury whose members consisted of representatives from some of the world's best known information technology and consultation firms and included companies such as Deloitte & Touche, IBM Global Service, KPMG Consulting, Logica, Meridian G and Tata Infotech.

The Akbank Call Center is a service unit staffed by more than 400 specially trained personnel who are on duty 24 hours a day seven days a week. It handles over one million customer transactions a month.



At the end of 2002, the total value of assets under the management of the Private Banking Division reached approximately US$ 1 billion. This roughly represents a 400% increase compared with the same figure in 2001.

ATMs

At year-end 2002, Akbank controlled an 11% share of the ATM market in Turkey, evidence of the Bank's significant position in this delivery channel. In close cooperation with other leading banks in the country, in 1994, Akbank set up the "Golden Point" network, which allows ATMs of participating banks to be shared. Thanks to this network, Akbank is able to reach customers through ATMs in 4,089 Golden Point locations all over Turkey, of which 1,328 are owned by the Bank. ATMs linked to the Golden Point network make up about 34% of all ATMs currently in operation in the country. Along with the addition of new functions to its ATMs, Akbank has also introduced cash deposit machines.

Mobile Branches

Although Akbank has used mobile branches in the past, these services have generally been reserved for customers in emergency situations. Now the Bank is able to provide mobile banking services wherever customers may be in need of them, even in non-emergency situations.

Akbank has renovated its mobile branches making full use of the available state-of-the-art technology. Thanks to these mobile branches, Akbank is able to provide on-the-spot banking services wherever they may be needed in locations such as resort areas, fairs and conferences, mass-housing complexes and school and university campuses.

Private Banking

Private banking caters to more sophisticated requirements of a top-tier individual clientele and requires utmost service quality in banking and investment transactions. With a group of excellence



and precision-driven banking professionals, Akbank Private Banking was inaugurated in March 2001 serving members of the upper-income groups and their expectations from a world-class private bank.

Akbank Private Banking has achieved rapid growth and today reaches out to customers through five specially designated branches located in Istanbul, Ankara and Izmir. During the first quarter of 2003, another four Akbank Private Banking branches will be opened in Adana, Antalya, Bursa and Denizli. These new additions will allow the Bank to tap the potential for services in these regions as well.

At the end of 2002, the total value of assets under the management of the Private Banking Division reached approximately US$ 1 billion. This roughly represents a 400% increase compared with the same figure in 2001.

The fundamental principles of Akbank Private Banking involve satisfying the financial needs of its customers whether in Turkey or abroad, to continuously offer customers the most suitable investment alternatives that conform to international standards even under volatile market conditions and to provide customers with complete information gathered from research concerning sectors, markets and products.

Individually designated Akbank Private Banking customer representatives work closely with specialists employed by Ak Securities and Ak Portfolio Management to provide customers with financial solutions that best satisfy their needs.

During 2003, Akbank plans to add "World Signia", a prestigious credit card owned by a limited number of people, to the line of Axess, AMEX Gold and Platinum, and Centurion cards that are already offered to its Private Banking customers. Telephone and Internet banking services specially designed for Akbank Private Banking customers are currently at the testing stage.

International Banking

Akbank is represented in the international banking arena via its branch in Malta, seven branches in Germany and a representative office located in Paris as well as by relevant units at the Bank's Headquarters in Istanbul. Further to these, the Bank owns a 37% stake in London-based Sabancı Bank Plc and a 40% stake in Istanbul-based BNP-AK-Dresdner Bank. In addition, Akbank International NV, a wholly-owned subsidiary incorporated in Rotterdam in 2001, began serving customers in May 2002.

In June 2002, an International Operations Coordination Division was set up within Akbank for the purpose of achieving more effective coordination of activities between the Bank's overseas entities and Headquarter units and also to improve in-house synergies. The goals of this new Division include increasing the Bank's local effectiveness in countries with vital markets, developing international services for customers in line with the Bank's strategies and offering new products and services to improve the Bank's profitability, productivity and competitive advantage.

Akbank's German branches and The Netherlands-based Akbank International NV all provide general banking services. The Malta branch, conversely, specializes in corporate banking services. Akbank's representative office in Paris provides services in the area of personal banking. In the years ahead, the Bank plans to expand its international organization and diversify the services it offers.







"When we assess Akbank in terms of its corporate identity and the Group of which it is a member, the bank's approach to confidence and service coincides with İpragaz's own expectations. We view Akbank as more than a bank - we consider it a strategic partner.

Akbank has always ranked as our first preference, a place where we can find the fastest, simplest and lowest-cost solutions to our financial requirements. Since we regard Akbank as a strategic business partner, our relationship with them has always been positive and warm, well above the average. Based on mutual trust and respect, this relationship is important because it means that we can come to joint decisions on many issues. Akbank's extensive branch network and custom-designed products make life easier for us. The Direct Collections Project for example, was one that we believe was only possible because of Akbank."

Levent Karsan
Finance Manager
İpragaz A.Ş.



Akbank currently works with a network of 1,100 correspondent banks located in 120 countries. This network is continuously being developed to parallel the needs of Akbank's customers, enabling the Bank to maintain its superior position in international banking during 2002. Acting on the principle of ensuring mutual satisfaction in relationships with its correspondents, the Bank continued to provide the best service available in the areas of foreign trade financing, foreign currency and Turkish lira clearances.

Since 1997, Akbank has increased foreign borrowing activities in line with its new strategies. Akbank seeks out long-term funding opportunities at prices below those that fully reflect country risk. It considers the benefits of diversifying the sources of funding and creating a base of international investors for that purpose. Akbank's borrowing activities presently serve as a role model for banking and finance circles in Turkey.

The following are important examples of Akbank successfully tapping international credit markets in 2002.

• In June, Akbank obtained a five-year US$ 150 million credit from international markets. This credit, which was the fourth part of an agreement entered into with Westdeutsche Landesbank (London) for the securitization of the Bank's international receivables, was insured by an insurer possessing an AAA/Aaa rating. This deal was the only asset-backed securitization that was undertaken with the guarantee of an insurer in Turkey in 2002.

• Previously, Akbank had received US$ 400 million (November 1999), US$ 100 million (June 2000) and



US$ 200 million (October 2001) under the same securitization agreement. With this latest portion, the total credit received by the Bank under the agreement reached US$ 850 million.

International investors have called this Akbank securitization "the best asset-backed security issue in an emerging market."

• In July 1998, Akbank made its first asset-backed security issue in the amount of US$ 250 million. With a seven-year maturity, this issue was backed by the Bank's foreign-currency credit card receivables. The Bank is currently active in credit card securitization with a second portion of this issue amounting to US$ 100 million. Taking this credit facility, which received investment-grade ratings of AAA from Standard & Poor's and Aaa from Moody's, brings the total volume of asset-backed security issues by the Bank to US$ 1.2 billion.

• The interest rate on a one-year syndicated loan in the amount of US$ 450 million that was secured in September was set at Libor plus 75 basis points. Although initially set by Akbank at US$ 300 million, that figure was increased to US$ 450 million in response to heavy demand from international banks. This syndication, in which 55 banks took part, was used for export financing. This loan secured by Akbank was not only the largest but also the lowest-priced borrowing undertaken by the Turkish banking industry during 2002.

• In October an agreement was signed for the first portion, worth US$ 55 million, of a seven-year project-finance loan that will eventually amount to between US$ 200-240 million. The entire loan is to be covered by the resources of the International Finance Corporation (IFC). In addition to this first portion, the IFC will also be organizing an additional financing facility (called "B Loan") and will be underwriting the long-term bonds that Akbank plans to issue on international credit and capital markets.

Treasury

Akbank's Treasury Division is a Headquarters unit centrally providing fund management services to all branches of the Bank. The Division consists of four units: Turkish Lira, Foreign Currency, Marketing and Special Products.

Akbank is one of the ten banks in Turkey designated by the Undersecretariat of Treasury as a market-maker. Thanks to the Bank's robust capitalization plus effective and successful management by its Treasury Division, Akbank has become the proxy bank in both primary and secondary markets.

The Turkish Lira and Foreign Currency Units are responsible for monitoring risk that the Bank is likely to encounter on a day-to-day basis; it also procures the funds required by the branches. In order to fulfill their duties, these units trade in Turkish lira and foreign currency instruments on a spot and forward basis; additionally they trade in T-bills, government bonds and other domestic and foreign securities with an "AAA" rating. The Bank enjoys a leading position in primary Turkish eurobond and domestic foreign exchange bond markets. The Marketing Unit has significantly increased its brokerage activities in the trading of government bonds and T-bills utilizing its advantage of the Bank's extensive branch network.

Derivatives, particularly swaps, are used by Akbank to protect itself and its customers against exposure to exchange rate and interest rate risk. Such transactions, however, are never entered into for speculative reasons.



Review of Operations continued

As part of these activities, it has become possible for individual investors, using the branch network and Internet channels, to undertake foreign currency security transactions involving even minor sums.

Other treasury products marketed to customers include derivatives such as swaps, futures and options. Derivatives, particularly swaps, are used by Akbank to protect itself and its customers against exposure to exchange rate and interest rate risk. Such transactions, however, are never entered into for speculative reasons.

Domestic and international markets are under continuous watch, reporting on the risks and opportunities that the Bank might encounter. The treasury products of domestic and foreign banks are examined and new products are developed for Akbank's corporate, personal and commercial banking customers. In addition, current economic, fiscal and monetary policies in Turkey are monitored and interpreted regularly.

Capital Markets

Akbank has always been an active participant in capital markets and has played an important role in the development of brokerage and investment banking services in Turkey. Unsurpassed capital market services are provided through three subsidiaries: Ak Securities (brokerage and investment banking), Ak Portfolio Management and Ak Investment Fund (a closed-end mutual fund).

Ak Securities

A brokerage house and investment bank, Ak Securities offers services in equity and fixed-income trading, repo, corporate finance and research. With 364,000 customer accounts, Ak Securities ranks second among all brokerage houses in Turkey based on number of clients.

In addition to Akbank's branches, Ak Securities services are also provided 24 hours a day via Internet, WAP, screen-based telephones (Aktel), Akservis outlets and kiosks.

In Akbank branches that act as agents for Ak Securities, there are 71 fully-equipped trading rooms staffed by experts who provide customers with comprehensive investment services. In response to the growing demand, trading room staff is continuously increased.

Transactions on the Istanbul Stock Exchange's (ISE) Bonds and Bills Market and Stock Market are performed in real time over Ak Securities' online connections to the Exchange. Equity trading orders entered from a branch or one of the alternative banking channels can be communicated online to the Stock Exchange and results of the trade can be observed in the same way.



Ak Securities' Corporate Finance Department provides consultation and execution services to companies that are in need of financing from domestic and international markets. Ak Securities' corporate finance experts direct customers to markets where the best terms and conditions are available.

In 1999, as an indicator of its high performance standards, Ak Securities was awarded the ISO 9001 Quality Certificate. The Company's information technology processes were audited in 2002 for compliance with international COBIT standards.

In 2002, the volume of equity trading on the ISE totaled TL 210.8 quadrillion, of which TL 7.1 quadrillion was handled by Ak Securities for a market share of 3.38%. The Company's share of the total online equity trading volume was 6.08%.

In 2002, Ak Securities ranked seventh among all brokerage houses trading at the ISE Stock Market, fourth at the ISE Bonds and Bills Outright Purchases and Sales Market and first at the ISE Repo/Reverse-Repo Market.

Ak Securities was the first brokerage house in Turkey to market foreign mutual funds. It is currently the only authorized agent for American Express mutual funds in Turkey.

A brokerage house and investment bank, Ak Securities offers services in equity and fixed-income trading, repo, corporate finance and research. With 364,000 customer accounts, Ak Securities ranks second among all brokerage houses in Turkey based on number of clients.





"The business relationship between T. fiifle ve Cam Fabrikalar› and Akbank goes back a long way. Mutual confidence and sincerity are of prime importance but the superiority of Akbank's service has played an important role in the continuation and growth of our relationship.

As part of the restructuring of Akbank's activities, our Group has been assigned to the Corporate Banking Division - a move that has made it possible for all of our subsidiaries transactions to be conducted centrally. That in turn has led to even faster service.

The growth in import-export, credit and information services that Akbank provides our Group has been quite satisfactory and has made a big contribution to the growth of our business."

Dr. Türkay Ergun
Assistant General Manager
T. Şişe ve Cam Fabrikaları A.Ş.



Ak Portfolio Management

Ak Portfolio Management, an asset management company, was founded in June 2000. The Company's paid-in capital is TL 1 trillion, of which Akbank controls a 99.96% stake.

Ak Portfolio Management was established to enable the Bank gain a significant share of the increased demand for asset management services as a result of private pension funds. Ak Portfolio Management also handles the more diversified "A" and "B" Type (open-end) mutual funds of Akbank and Ak Securities as well as the portfolio held by Ak Investment Fund (closed-end).

In addition, Ak Portfolio Management provides corporate investors asset management services in line with a plan especially tailored toward the economic circumstances of the client, their financial expectations and risk-taking behavior.

Funds administered by Ak Portfolio Management performed very well in 2002 in terms of yield. The Akbank Type B Bonds and Bills Fund, for example, ranked second among all mutual funds in the market with regard to yield; it placed first in its own category. The Akbank Type A Financial Sector Fund and the Akbank Type A Sabancı Subsidiaries Fund both led in their categories in terms of yield while the Akbank Type A National -30 Index Fund ranked second in 2002. *

* Mutual fund yields are calculated on the basis of the prices published by the Capital Markets Board on its website.



Ak Investment Fund

Ak Investment Fund is a closed-end investment trust company; it placed second in a field of 22 with regard to registered capital and the size of its portfolio. As of year-end 2002, Ak Investment Fund commanded a 9.86% share of the market and the Company's yield of 18.65% outperformed the sector's average during the year. Ak Investment Fund continues in its efforts to reduce risk and increase return by diversifying investments as it monitors financial markets and institutions.

Support Services

Information Technology

Evidence of the importance Akbank gives to a dynamic technological infrastructure is apparent during periods of rapid growth. Utilizing IT-driven delivery channels, the Bank has been able to expand its market reach in all customer segments. To foster further growth and facilitate remote banking applications, Akbank made additional investments of US$ 65 million in its technological infrastructure in 2002.

Akbank's technological infrastructure provides an essential competitive advantage in all of its activities. Banking application software is developed by Aknet, an Akbank subsidiary and is designed specifically to meet the requirements of the Bank. All Akbank branches are fully automated, have their own databases and operate online.

The Bank has a Disaster Recovery Center located in Izmir with sufficient capacity to sustain all of Akbank's electronic banking activities unremittingly in the event of a natural disaster or equipment failure in Istanbul.

Centralized Operations

During 2002, Akbank began centralizing all of its basic banking transactions; important progress has already been made in this direction. As of the end of the year, centralization had been achieved in receiving and evaluating credit card applications made to the Bank.

Concurrently, 65% of all EFT and repo transactions have also been centralized. Ninety percent of all high-volume transactions are slated for centralization in the near future. It is estimated that this centralization will result in an operation time per transaction saving of 38%.

The benefits that will accrue from the centralization of operations are increased service quality and speed, enhanced customer satisfaction, reduced work load and higher profitability due to savings in costs. Another important benefit of centralized operations is that local errors will be minimized as a result of centralized cross-checking.

Akbank's technological infrastructure provides an essential competitive advantage in all of its activities. Banking application software is developed by Aknet, an Akbank subsidiary and is designed specifically to meet the requirements of the Bank.



Review of Operations continued

Work has accelerated on construction of the customer database whose purpose is to further improve the quality and effectiveness of service offered by Akbank branches. All of the Bank's user screens have been redesigned to link them directly into this database. This system will enable Bank personnel to get to know customers better and thus provide them with exactly the right service.

The underlying goal of these activities is to reduce operational overhead in the branches so that more time can be devoted to dealing with customers and providing them with rapid service at the highest standards.

Human Resources and Training

Akbank devotes considerable attention to recruiting the best people to fill staff vacancies. Every new employee is put through an intensive training program. Junior specialists recruited by the Bank in 2002 underwent a six-month Management Trainee program that included comprehensive instruction in economics, financial and capital markets, management techniques and banking practices as well as Akbank company orientation and branch internships. Eighty employees in the Specialist and Inspector grades who had demonstrated sufficient promise also took part in a special training program that dealt with sales, strategy, management and technical issues.




Personnel employed in restructured branches that have become operational under Akbank's New Horizons Transformation Program took part in training programs as dictated by their changing duties.

Particular attention was given to the ongoing training of personnel to be employed in the Call Center, another product of the New Horizons Transformation Program. Newly recruited Call Center personnel were trained in communications and banking; a total of 213 Call Center personnel received training in communications and 175 in banking.

Efforts are ongoing to increase communication among personnel to establish effective and productive work relationships while also enhancing team spirit. Employees' participation in management is always encouraged and their recommendations concerning job-related improvements are given careful consideration.

A total of 28,321 people took part in a number of training programs and thus fulfilled all of the Bank's training targets for 2002. Training per employee during the year averaged 46 hours. Foreign language training provided to Akbank employees contributes toward raising the general level of professionalism throughout the Bank. Some employees are sent abroad for longer-term training programs as needs dictate.

As of year-end 2002, Akbank had 8,148 banking personnel on its payroll of whom 2,130 were employed at the Headquarters, 386 in regional departments and 5,632 at the branches. The average age of the Bank's employees is 33 years; more than half hold at least one university degree.



Cultural, Artistic and Social Activities

As one of the largest financial institutions in Turkey, Akbank believes it has the responsibility to help shape cultural development by offering its assistance in various areas of arts and culture. Therefore, in the 1970s, Akbank developed a rich cultural and artistic program which now incorporates publications, music and the visual and plastic arts.

In 2002, the premises of the Akbank Center for Culture and the Arts in Istanbul's Beyoğlu district underwent renovations which transformed it into a cultural venue with a reputation for contemporary and innovative activities. Workshops, discussions, concerts and theatrical performances are also given in addition to exhibitions that are mounted regularly in the Center's gallery. In 2002, the twelfth in the series of Akbank jazz festivals was held offering the public a chance to see and hear jazz masters at various venues in Istanbul and Ankara. In addition to its regular program of monthly concerts, the Akbank Chamber Orchestra went on tour to Diyarbakır, Mardin, Urfa and Gaziantep in southeastern Turkey, giving concerts that attracted a great deal of attention.

The Akbank Production Theater, which stages a new play each year, presented Bir Kişilik Şehir (A City of One) for audiences in 2002.

Aware of the importance of programs designed especially for children, the Akbank Children's Theater and the Akbank Shadow-Puppet Theater have been staging free performances for children for twenty-five years.

Akbank's cultural publications focus on the areas of archaeology and art history. In 2001, the Bank published a book about the Museum of Turkish and Islamic Arts in Istanbul. In 2002, an English version of the same book, also sponsored by the Bank, was published. Concurrent with the book's publication, an exhibition entitled "Hidden Treasures" was mounted at the Museum and proved very popular with visitors.

Excavations of the ancient city of Antandros (Altınoluk) that Akbank sponsored in 2001, as part of its social responsibility, continued with the Bank's support in 2002. The Antandros excavations not only protect what is left of an ancient city but are also shedding light on a mysterious era in the region known in antiquity as the Troad. The Bank's support of the Nemrut Conservation Project also continued during the year. On July 14, the first anniversary of the beginning of the Nemrut Conservation Project and also the date pointed to in the ancient astrological horoscope in the statue of a lion on the site, a concert was given on Nemrut Mountain by the Akbank Chamber Orchestra as part of a ceremony that was attended by the Chairman of the World Monuments Committee, the Dutch ambassador to Ankara and officials of the Turkish Ministry of Culture.

Throughout the summer, concerts were given in various locations in support of the Bank's American Express card promotional campaign.

Akbank Private Banking sponsored a golf tournament at the Klasis Golf and Country Club, a veterans' tennis tournament at Kemer Country and the TED Open Tennis Tournament during 2002.

An independent film festival was held in October jointly by Axess and the Istanbul Foundation for Culture and the Arts. During the week, audiences had a chance to view a selection of award-winning films from world festivals at the Emek cinema in Beyoğlu.

As one of the largest financial institutions in Turkey, Akbank believes it has the responsibility to help shape cultural development by offering its assistance in various areas of arts and culture.



Equity Participations



Company	Business Area	Equity Ownership (%)
Financial Sector		
Sabancı Bank	Banking	37.00
BNP-AK-Dresdner Bank	Banking	39.99
Ak Securities	Brokerage	99.80
Ak Investment Fund	Investment	45.62
Ak Portfolio Management	Portfolio Management	99.99
Akbank International N.V.	Banking	100.00
Akhayat Insurance	Insurance	73.35
Others		
Aknet	IT - Finance Sector	99.99
I-Bimsa	IT	10.00
Temsa	Automotive	14.89



Akbank International N.V.-The Netherlands



"The reason I prefer Akbank is the extraordinarily fine service they provide. They treat me like a good friend and that's very important. Because of this attitude, I chose an Akbank credit card. All banking staffers are sincere and trustworthy - they are people who have the ability to succeed at anything. And of course it makes it easy to work with them - people you recognize as being at your own level, your equal."

Nedret Atabek

Etiler Branch



AKBANK T.A.Ş.

THE UNCONSOLIDATED FINANCIAL STATEMENTS

BASED ON THE ACCOUNTING PRINCIPLES,
INCLUDING INFLATION ACCOUNTING,
PROMULGATED BY THE BRSA
AT 31 DECEMBER 2002

"The Bank prepared its unconsolidated statutory financial statements in accordance with accounting principles, including inflation accounting, promulgated by the Banking Regulation and Supervision Agency ("the BRSA") as at 31 December 2002. Those full set of unconsolidated statutory financial statements together with the explanatory disclosure notes were audited by Başaran Nas Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, whose audit report dated 24 February 2003 expressed an unqualified ("clear") opinion on these full set of financial statements. The Bank's balance sheets at 31 December 2002 and statements of income for the year then ended on the following pages are extracted from those full set of unconsolidated statutory financial statements."

AKBANK T.A.Ş.

BALANCE SHEETS

ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 December 2002)

	ASSETS	CURRENT PERIOD (31/12/2002)			PREVIOUS PERIOD (31/12/2001)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash and balances with the Central Bank of Turkey**	**95,460**	**144,799**	**240,259**	**179,381**	**152,970**	**332,351**
1.1.	Cash	94,854	-	94,854	121,915	-	121,915
1.2.	Foreign Currency	-	144,493	144,493	-	152,576	152,576
1.3.	Central Bank of Turkey	606	306	912	57,466	394	57,860
II.	**Trading Securities (Net)**	**2,167,027**	**2,568,184**	**4,735,211**	**1,192,357**	**871,929**	**2,064,286**
2.1.	Government Debt Securities	2,167,016	2,549,787	4,716,803	1,192,322	871,929	2,064,251
2.1.1.	Government Bonds	1,232,113	2,545,597	3,777,710	194,822	717,268	912,090
2.1.2.	Treasury Bills	934,903	4,190	939,093	997,500	154,661	1,152,161
2.1.3.	Other	-	-	-	-	-	-
2.2.	Share Certificates	11	-	11	35	-	35
2.3.	Other Marketable Securities	-	18,397	18,397	-	-	-
III.	**Banks and Other Financial Institutions**	**2,014**	**1,304,802**	**1,306,816**	**261,718**	**2,454,811**	**2,716,529**
3.1.	Banks	2,014	1,304,802	1,306,816	261,718	2,454,811	2,716,529
3.1.1.	Domestic Banks	2,014	-	2,014	261,718	4,732	266,450
3.1.2.	Foreign Banks	-	1,304,802	1,304,802	-	2,450,079	2,450,079
3.2.	Other Financial Institutions	-	-	-	-	-	-
IV.	**Money Market**	**1,465,000**	**427,207**	**1,892,207**	**1,823,254**	**347,731**	**2,170,985**
4.1.	Interbank Money Market Placements	1,465,000	427,207	1,892,207	1,823,254	347,731	2,170,985
4.2.	Receivables from ISE Settlement and Custody Bank	-	-	-	-	-	-
4.3.	Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-
V.	**Available-for-sale Securities**	**2,944,174**	**2,448,995**	**5,393,169**	**7,406**	**63**	**7,469**
5.1.	Share Certificates	7,558	67	7,625	7,406	63	7,469
5.2.	Other Marketable Securities	2,936,616	2,448,928	5,385,544	-	-	-
VI.	**Loans**	**1,178,215**	**5,104,634**	**6,282,849**	**1,004,144**	**5,286,295**	**6,290,439**
6.1.	Short-term	1,022,727	852,379	1,875,106	910,044	1,363,546	2,273,590
6.2.	Medium and Long-term	155,488	4,252,255	4,407,743	94,100	3,922,749	4,016,849
6.3.	Loans under Follow-up	69,029	44,819	113,848	96,343	26,468	122,811
6.4.	Specific Previsions (-)	69,029	44,819	113,848	96,343	26,468	122,811
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	**675,017**	-	**675,017**	**2,447,499**	**3,183,809**	**5,631,308**
8.1.	Government Debt Securities	675,017	-	675,017	2,447,499	3,183,809	5,631,308
8.1.1.	Government Bonds	675,017	-	675,017	2,447,499	2,807,863	5,255,362
8.1.2.	Treasury Bills	-	-	-	-	375,946	375,946
8.1.3.	Other	-	-	-	-	-	-
8.2.	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	**83,443**	**99,988**	**183,431**	**78,681**	**52,501**	**131,182**
9.1.	Financial Investments and Associates	62,109	99,988	162,097	63,655	52,501	116,156
9.2.	Non-financial Investments and Associates	21,334	-	21,334	15,026	-	15,026
X.	**Subsidiaries (Net)**	**80,436**	**43,231**	**123,667**	**44,632**	**41,941**	**86,573**
10.1.	Financial Subsidiaries	79,331	43,231	122,562	42,286	41,941	84,227
10.2.	Non-financial Subsidiaries	1,105	-	1,105	2,346	-	2,346
XI.	**Other Invesments (Net)**	-	-	-	-	-	-
XII.	**Finance Lease Receivables (Net)**	-	-	-	-	-	-
12.1.	Cumulative Rental Receivable	-	-	-	-	-	-
12.2.	Unearned Income (-)	-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**	**196,040**	**1,109,031**	**1,305,071**	**108,014**	**1,015,883**	**1,123,897**
XIV.	**Miscellaneous Receivables**	**46,752**	**476**	**47,228**	**74,719**	**564**	**75,283**
XV.	**Accrued Interest and Income Receivable**	**1,453,015**	**309,465**	**1,762,480**	**988,843**	**159,140**	**1,147,983**
15.1.	Loans	30,507	57,672	88,179	82,330	89,616	171,946
15.2.	Marketable Securities	1,398,318	138,337	1,536,655	879,314	44,607	923,921
15.3.	Other	24,190	113,456	137,646	27,199	24,917	52,116
XVI.	**Property and Equipment**	**445,212**	**26,513**	**471,725**	**425,092**	**23,984**	**449,076**
16.1.	Book Value	899,600	28,119	927,719	848,097	24,349	872,446
16.2.	Accumulated Depreciation (-)	454,388	1,606	455,994	423,005	365	423,370
XVII.	**Intangibles (Net)**	**12,279**	-	**12,279**	**12,035**	-	**12,035**
17.1.	Goodwill	-	-	-	-	-	-
17.2.	Other	24,055	-	24,055	19,989	-	19,989
17.3.	Accumulated Amortisation (-)	11,776	-	11,776	7,954	-	7,954
XVIII.	**Other Assets**	**16,917**	**4,233**	**21,150**	**22,533**	**19,404**	**41,937**
	Total Assets	**10,861,001**	**13,591,558**	**24,452,559**	**8,670,308**	**13,611,025**	**22,281,333**

AKBANK T.A.Ş.

BALANCE SHEETS

ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 December 2002)

LIABILITIES and SHAREHOLDERS' EQUITY		CURRENT PERIOD (31/12/2002)			PREVIOUS PERIOD (31/12/2001)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**4,395,244**	**12,200,579**	**16,595,823**	**3,456,503**	**11,976,410**	**15,432,913**
1.1.	Interbank Deposits	10,674	458,666	469,340	419,125	438,978	858,103
1.2.	Savings Deposits	3,027,213	-	3,027,213	2,255,061	-	2,255,061
1.3.	Public Sector Deposits	6,512	-	6,512	5,661	-	5,661
1.4.	Commercial Deposits	1,149,383	-	1,149,383	641,977	-	641,977
1.5.	Other Institutions Deposits	201,462	-	201,462	134,679	-	134,679
1.6.	Foreign Currency Deposits	-	11,741,913	11,741,913	-	11,537,432	11,537,432
1.7.	Precious Metals Deposits	-	-	-	-	-	-
II.	**Money Market**	**469,545**	-	**469,545**	-	-	-
2.1.	Interbank Money Market	-	-	-	-	-	-
2.2.	Funds from ISE Settlement and Custody Bank	-	-	-	-	-	-
2.3.	Funds Deposited Under Repurchase Agreements	469,545	-	469,545	-	-	-
III.	**Funds Borrowed**	**13,839**	**3,205,463**	**3,219,302**	**32,902**	**3,440,537**	**3,473,439**
3.1.	Funds Borrowed from the Central Bank of Turkey	-	-	-	-	-	-
3.2.	Other Funds Borrowed	13,839	3,205,463	3,219,302	32,902	3,440,537	3,473,439
3.2.1.	Domestic Banks and Institutions	13,839	3,318	17,157	32,902	22,631	55,533
3.2.2.	Foreign Banks, Institutions and Funds	-	3,202,145	3,202,145	-	3,417,906	3,417,906
IV.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
4.1.	Bills	-	-	-	-	-	-
4.2.	Asset Backed Securities	-	-	-	-	-	-
4.3.	Bonds	-	-	-	-	-	-
V.	**Funds**	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	**29,942**	**24,515**	**54,457**	**14,124**	**32,404**	**46,528**
VII.	**Other Liabilities**	**20,840**	**32,758**	**53,598**	**14,477**	**29,837**	**44,314**
VIII.	**Taxes and Other Duties Payable**	**43,234**	**48**	**43,282**	**42,036**	**92**	**42,128**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Finance Lease Payables (Net)**	**815**	**16,494**	**17,309**	**1,111**	**20,374**	**21,485**
10.1.	Finance Lease Payables	815	19,545	20,360	1,111	25,944	27,055
10.2.	Deferred Finance Lease Expenses (-)	-	3,051	3,051	-	5,570	5,570
XI.	**Accrued Interest and Expenses Payable**	**165,189**	**242,901**	**408,090**	**136,089**	**234,724**	**370,813**
11.1.	Deposits	102,179	45,197	147,376	68,113	46,134	114,247
11.2.	Borrowings	1,562	15,287	16,849	4,441	12,504	16,945
11.3.	Repurchase Agreements	790	-	790	-	-	-
11.4.	Other	60,658	182,417	243,075	63,535	176,086	239,621
XII.	**Provisions**	**334,318**	**3,479**	**337,797**	**210,146**	**708**	**210,854**
12.1.	General Provisions	30,533	-	30,533	37,791	-	37,791
12.2.	Reserve for Employment Termination Benefits	7,969	-	7,969	6,738	-	6,738
12.3.	Provision for Income Taxes	293,837	-	293,837	163,543	-	163,543
12.4.	Insurance Technical Reserves (Net)	-	-	-	-	-	-
12.5.	Other Provisions	1,979	3,479	5,458	2,074	708	2,782
XIII.	**Subordinated Loans**	-	**4,418**	**4,418**	-	**4,286**	**4,286**
XIV.	**Shareholders' Equity**	**3,248,938**	-	**3,248,938**	**2,634,573**	-	**2,634,573**
14.1.	Paid-in Capital	816,000	-	816,000	800,000	-	800,000
14.2.	Capital Reserves	1,747,490	-	1,747,490	2,858,041	-	2,858,041
14.2.1.	Share Premium	-	-	-	-	-	-
14.2.2.	Share Cancellation Profits	-	-	-	-	-	-
14.2.3.	Marketable Securities Valuation Fund	18,490	-	18,490	-	-	-
14.2.4.	Revaluation Fund	-	-	-	-	-	-
14.2.5.	Value Increase in Revaluation Fund	-	-	-	-	-	-
14.2.6.	Other Capital Reserves	-	-	-	-	-	-
14.2.7.	Reserves Arising from Inflation Adjustment to Paid-in Capital	1,729,000	-	1,729,000	2,858,041	-	2,858,041
14.3.	Profit Reserves	-	-	-	1,994,146	-	1,994,146
14.3.1.	Legal Reserves	-	-	-	795,181	-	795,181
14.3.2.	Status Reserves	-	-	-	-	-	-
14.3.3.	Extraordinary Reserves	-	-	-	1,198,965	-	1,198,965
14.3.4.	Other Profit Reserves	-	-	-	-	-	-
14.4.	Profit or (Loss)	685,448	-	685,448	(3,017,614)	-	(3,017,614)
14.4.1.	Prior Years' Profit or (Losses)	-	-	-	(2,997,968)	-	(2,997,968)
14.4.2.	Profit or (Loss) for the Year	685,448	-	685,448	(19,646)	-	(19,646)
	Total Liabilities and Shareholders' Equity	8,721,904	15,730,655	24,452,559	6,541,961	15,739,372	22,281,333

AKBANK T.A.Ş.

INCOME STATEMENTS

ADJUSTED FOR THE EFFECTS OF INFLATION IN TURKISH LIRA (TL)

(Amounts are expressed in billions of TL, in terms of purchasing power of TL at 31 December 2002)

INCOME and EXPENSES	CURRENT PERIOD (31/12/2002)	PREVIOUS PERIOD (31/12/2001)
I. Interest Income	**3,519,548**	**6,751,007**
1.1. Interest on Loans	856,742	2,283,701
1.1.1. Interest on TL Loans	507,191	1,107,551
1.1.1.1.Short-term Loans	463,212	1,011,992
1.1.1.2.Medium and Long-term Loans	43,979	95,559
1.1.2. Interest on Foreign Currency Loans	335,592	1,160,724
1.1.2.1.Short-term Loans	132,614	864,786
1.1.2.2.Medium and Long-term Loans	202,978	295,938
1.1.3. Interest on Loans under Follow-up	13,959	15,426
1.1.4. Premiums Received from Resource Utilisation Support Fund	-	-
1.2. Interest Received from Reserve Requirements with the Central Bank of Turkey	51,284	15,769
1.3. Interest Received from Banks	44,278	1,483,649
1.3.1. The Central Bank of Turkey	16	4
1.3.2. Domestic Banks	9,906	1,435,153
1.3.3. Foreign Banks	34,356	48,492
1.4. Interest Received from Money Market Transactions	753,446	751,109
1.5. Interest Received from Marketable Securities Portfolio	1,812,839	2,210,287
1.5.1. Trading Securities	929,470	2,210,287
1.5.2. Available-for-sale Securities	538,424	-
1.5.3. Held-to-maturity Securities	344,945	-
1.6. Other Interest Income	959	6,492
II. Interest Expense	**1,872,609**	**2,096,369**
2.1. Interest on Deposits	1,502,194	1,849,127
2.1.1. Interbank Deposits	56,200	107,378
2.1.2. Savings Deposits	1,016,762	1,136,723
2.1.3. Public Sector Deposits	130	131
2.1.4. Commercial Deposits	22,906	186
2.1.5. Other Institutions Deposits	112,279	73,566
2.1.6. Foreign Currency Deposits	293,917	531,143
2.1.7. Precious Metals Deposits	-	-
2.2. Interest on Money Market Transactions	254,557	29,779
2.3. Interest on Funds Borrowed	111,827	210,129
2.3.1. The Central Bank of Turkey	-	-
2.3.2. Domestic Banks	11,212	16,004
2.3.3. Foreign Banks	88,132	167,584
2.3.4. Other Financial Institutions	12,483	26,541
2.4. Interest on Bonds Issued	-	-
2.5. Other Interest Expenses	4,031	7,334
III. Net Interest Income (I - II)	**1,646,939**	**4,654,638**
IV. Net Fees and Commissions Income	**110,008**	**69,948**
4.1. Fees and Commissions Received	321,757	324,562
4.1.1. Cash Loans	61,519	47,149
4.1.2. Non-cash Loans	16,651	15,796
4.1.3. Other	243,587	261,617
4.2. Fees and Commissions Paid	211,749	254,614
4.2.1. Cash Loans	12,276	22,613
4.2.2. Non-cash Loans	568	315
4.2.3. Other	198,905	231,686
V. Dividend Income	**4,077**	-
5.1. Trading Securities	-	-
5.2. Available-for-sale Securities	4,077	-
VI. Net Trading Income / (Loss)	**772,269**	**(2,329,680)**
6.1. Gain / (Loss) on Trading Account Securities (Net)	1,053,869	498,312
6.2. Foreign Exchange Gains / (Losses) (Net)	(281,600)	(2,827,992)
VII. Gains or (Losses) on Securities Held-for-invesment	-	-
VIII. Other Operating Income	**94,854**	**90,158**
IX. Total Operating Income (III+IV+V+VI+VII+VIII)	**2,628,147**	**2,485,064**
X. Provisions for Loan Losses and Other Receivables (-)	**71,387**	**121,499**
XI. Other Operating Expenses (-)	**820,458**	**760,657**
XII. Net Operating Income (IX-X-XI)	**1,736,302**	**1,602,908**
XIII. Profit / (Loss) from Associates and Subsidiaries	**75,270**	**18,316**
XIV. Income / (Loss) on Net Monetary Position	**(603,882)**	**(1,289,782)**
XV. Income Before Taxes (XII+XIII+XIV)	**1,207,690**	**331,442**
XVI. Provision for Taxes on Income (-)	**522,242**	**351,088**
XVII. Net Operating Income / (Loss) After Taxes (XIV-XV)	**685,448**	**(19,646)**
XVIII. Extraordinary Income / (Loss) After Taxes	-	-
18.1. Extraordinary Income / (Loss) Before Taxes	-	-
18.1.1. Extraordinary Income	-	-
18.1.2. Extraordinary Expenses (-)	-	-
18.2. Provision for Taxes on Extraordinary Income (-)	-	-
XIX. Net Profit / (Loss) (XVII + XVIII)	**685,448**	**(19,646)**
Earnings / (Loss) per Share in TL full	840	(25)

AUDITOR'S REPORT
AND CONSOLIDATED FINANCIAL STATEMENTS BASED ON IAS
AT 31 DECEMBER 2002

PRICEWATERHOUSECOOPERS

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 Istanbul-Turkey
www. pwcglobal.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

AUDITOR'S REPORT

To the Board of Directors of
Akbank T.A.Ş.

1. We have audited the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank" - a Turkish corporation) at 31 December 2002 and the related consolidated statements of income and of cash flows for the year then ended, all expressed in the equivalent purchasing power of the Turkish lira at 31 December 2002. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. at 31 December 2002 and the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Istanbul, 24 February 2003

AKBANK T.A.Ş.
CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2002

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

	Notes	2002	2001
ASSETS			
Cash and due from banks	4	4,011,820	4,968,699
Trading securities	5	5,225,600	2,774,331
Derivative financial instruments	6	80,205	7,750
Reserve requirements with the Central Bank of Turkey	7	1,321,157	1,133,911
Originated loans:			
-Loans and advances to customers	8	6,341,560	6,101,800
-Securities	8	6,773,296	6,217,986
Investment securities:			
-Available-for-sale	9	277,037	244,057
-Held-to-maturity	9	-	31,145
Investments in associated companies	10	186,363	168,097
Property and equipment	11	540,441	541,626
Other assets and pre-payments	12	75,125	122,186
Total assets		**24,832,604**	**22,311,588**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Customer deposits	13	17,744,968	15,907,600
Derivative financial instruments	6	257	4,539
Funds borrowed	14	2,845,035	2,780,314
Debt securities in issue	14	395,534	532,042
Income taxes payable	15	234,669	168,882
Deferred tax liabilities	15	50,608	56,824
Other liabilities and accrued expenses	16	412,745	391,160
Reserve for employment termination benefits	17	19,236	22,067
Total liabilities		**21,703,052**	**19,863,428**
Minority interest		137	161
Shareholders' equity			
-Share capital	18	816,000	800,000
-Adjustment to share capital	18	1,824,025	2,951,323
Total paid-in share capital		2,640,025	3,751,323
Share premium		7,014	7,014
Translation reserve		(3,006)	-
Other reserves	9	(16,581)	(20,729)
Retained earnings/(accumulated deficit)	19	501,963	(1,289,609)
Total shareholders' equity		**3,129,415**	**2,447,999**
Total liabilities and shareholders' equity		**24,832,604**	**22,311,588**
Commitments and contingent liabilities	22		

The consolidated financial statements as at and for the year ended 31 December 2002 have been approved for issue by the Board of Directors on 24 February 2003.

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

	Notes	2002	2001
Interest income:			
Interest on originated loans:			
- Loans and advances to customers		746,478	1,705,292
- Securities		1,061,384	1,287,131
Interest on investment and trading securities		1,535,925	1,250,097
Interest on deposits with banks		908,057	2,458,122
Other interest income		929	6,549
Total interest income		4,252,773	6,707,191
Interest expenses:			
Interest on deposits		(1,779,887)	(2,777,383)
Interest on funds borrowed and debt securities in issue		(129,225)	(215,203)
Interest on Interbank money market deposits		(65,967)	(64,972)
Other interest expenses		(2,382)	(7,335)
Total interest expenses		(1,977,461)	(3,064,893)
Net interest income		**2,275,312**	**3,642,298**
Foreign exchange gains and losses, including net gains or losses from dealing in foreign currency		(5,709)	(1,802,880)
Net interest income after foreign exchange gains and losses		**2,269,603**	**1,839,418**
Provision for loan losses	8	(34,322)	(100,795)
Net interest income after foreign exchange gains and losses and provision for loan losses		**2,235,281**	**1,738,623**
Fee and commission income		350,052	349,713
Fee and commission expense		(215,004)	(233,128)
Net fee and commission income		**135,048**	**116,585**
Net trading gains on securities		158,540	311,782
Dividend income		2,521	5,707
Other operating income		41,578	34,936
Operating income		**2,572,968**	**2,207,633**
Operating expenses	20	(847,954)	(788,308)
Income from associates		21,272	4,430
Loss on net monetary position		**(529,735)**	**(1,287,976)**
Income before income taxes		**1,216,551**	**135,779**
Income taxes	15	(535,609)	(426,172)
Income/(loss) before extraordinary taxes		**680,942**	**(290,393)**
Extraordinary taxes	21	(693)	(18,413)
Income/(loss) before minority interest		**680,249**	**(308,806)**
Minority interest		25	(113)
Net income/(loss)		**680,274**	**(308,919)**
Earnings/(loss) per share in TL million	2 (u)		
- ordinary shares		0.00075	(0.00034)
- founders' and usufruct shares		27,691	(12,575)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

	Notes	2002	2001
Cash flows from operating activities:			
Income for the year before taxation after minority interest		1,216,576	135,665
Extraordinary taxes	21	(693)	(18,413)
		1,215,883	**117,252**
Adjustments for:			
Depreciation and amortisation	11	78,057	65,365
Provision for loan losses	8	34,322	100,795
Impairment in the value of available-for-sale equity securities	20	14,335	-
Employment termination benefits	17	(2,733)	5,184
Income from associates		(21,272)	(4,430)
Minority interest		(24)	161
Add back dividend income		(2,521)	(5,707)
Remeasurement of derivative financial instruments at fair value		(76,737)	(3,211)
Unearned commission income	16	6,271	173,093
Interest income, net		(2,275,312)	(3,642,297)
Interest paid		(1,914,137)	(3,212,945)
Interest received		3,388,860	6,155,446
Other reserves		(10,187)	(20,729)
Translation reserve		(3,006)	-
Inflation effect on non-operating activities		4,097	(5,535)
Inflation effect on provision for loan losses	8	(37,286)	(112,030)
Operating profit /(loss) before changes in operating assets and liabilities		**398,610**	**(389,588)**
Net increase in reserve requirements with the Central Bank of Turkey		(171,159)	(331,060)
Net increase in originated loans		(367,129)	(5,458,250)
Net increase in trading securities		(1,967,452)	(994,065)
Net (increase)/decrease in other assets and prepayments		(78,060)	141,416
Net increase in other liabilities and accrued expenses		15,216	35,431
Net increase in customer deposits		1,775,596	3,794,842
Inflation effect on operating activities		352,369	1,763,898
		(42,009)	**(1,437,376)**
Income taxes paid		(476,038)	(338,438)
Net cash used in operating activities		**(518,047)**	**(1,775,814)**
Cash flows from / (used in) investing activities:			
Purchase of property and equipment, net	11	(76,872)	(155,942)
Net change in investment in associated companies		(18,266)	(10,008)
Net decrease in investment securities		19,088	1,651,970
Dividends received		2,521	5,707
Net cash (used in)/from investing activities		**(73,529)**	**1,491,727**
Cash flows from / (used in) financing activities:			
Repayments of borrowed funds and debt securities (net of proceeds)		(73,340)	(227,371)
Dividends paid		-	(123,748)
Inflation effect on financing activities		870,661	2,076,398
Net cash from financing activities		**797,321**	**1,725,279**
Net increase in cash and cash equivalents		**205,745**	**1,441,192**
Inflation effect on cash and cash equivalents		**(1,189,840)**	**(3,722,730)**
Cash and cash equivalents at the beginning of year	4	**4,949,714**	**7,231,252**
Cash and cash equivalents at the end of year	4	**3,965,619**	**4,949,714**

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

	Share Capital							
	Share capital	Adjustment to share capital	Total paid-in share capital	Share premium	Translation reserve	Other reserves	Retained earnings/ (accumulated deficit)	Total
Balance at 1 January 2001	**500,000**	**2,803,055**	**3,303,055**	**7,014**	**-**	**-**	**(394,734)**	**2,915,335**
Effect of adopting IAS 39, net of tax:								
- derivative instruments	-	-	-	-	-	-	9,907	9,907
- available-for-sale securities	-	-	-	-	-	-	(1,000)	(1,000)
- other financial instruments	-	-	-	-	-	-	(22,847)	(22,847)
- as restated	**500,000**	**2,803,055**	**3,303,055**	**7,014**	**-**	**-**	**(408,674)**	**2,901,395**
Capital increase:								
- Transfer from retained earnings/(accumulated deficit)	300,000	148,268	448,268	-	-	-	(448,268)	-
Available-for-sale securities' net fair value losses, net of tax	-	-	-	-	-	(20,729)	-	(20,729)
Cash dividends	-	-	-	-	-	-	(123,748)	(123,748)
Net loss for the year	-	-	-	-	-	-	(308,919)	(308,919)
Balance at 31 December 2001	**800,000**	**2,951,323**	**3,751,323**	**7,014**	**-**	**(20,729)**	**(1,289,609)**	**2,447,999**
Capital increase:								
- Transfer from retained earnings/(accumulated deficit)	16,000	1,742	17,742	-	-	-	(17,742)	-
Elimination of accumulated deficit (Note 2 (t))	-	(1,129,040)	(1,129,040)	-	-	-	1,129,040	-
Available-for-sale securities' net fair value losses, net of tax	-	-	-	-	-	4,148	-	4,148
Translation reserve	-	-	-	-	(3,006)	-	-	(3,006)
Net income for the year	-	-	-	-	-	-	680,274	680,274
Balance at 31 December 2002	**816,000**	**1,824,025**	**2,640,025**	**7,014**	**(3,006)**	**(16,581)**	**501,963**	**3,129,415**

The accompanying notes form an integral part of these consolidated financial statements.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 1 - PRINCIPAL ACTIVITIES

Akbank T.A.Ş. ("the Bank") was formed in 1948 and is a member of the Sabancı Group of companies which is incorporated and domiciled in Turkey. The Bank's head offices are located at Sabancı Center 4. Levent Istanbul/Turkey. As of 31 December 2002, the Bank had 618 branches dispersed throughout the country and 1 representative office and 8 branches operating outside the country (2001: 605 branches, 3 representative offices and 7 branches operating outside the country). As at 31 December 2002, the Bank employed 9,011 people (2001: 8,403 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş. (former title: Akhayat Sigorta A.Ş.). Substantially all of the Bank's operations are carried out in one geographical segment (Turkey) and in one business segment (banking).

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In April 1998, 2,012,500,000 ordinary shares, or 4.03% of the outstanding share capital of the Bank, was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Shares ("ADS").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of presentation of these financial statements

These consolidated financial statements are prepared in accordance with International Accounting Standards. The Bank maintains its books of accounts and prepares its statutory financial statements in Turkish lira in accordance with the Banking Law and the accounting principles promulgated by the Banking Regulation and Supervision Agency ("BRSA") and; other relevant rules promulgated by the Turkish Commercial Code, Capital Markets Board and Tax Regulations. The subsidiaries and associates maintain their books of accounts based on statutory rules and regulations applicable in their jurisdictions. These consolidated financial statements are based on the historical cost convention, restated for the effects of inflation and as modified by the revaluation of available-for-sale investment securities, financial assets and financial liabilities held for trading and all derivative contracts.

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Bank adopted IAS 39 "Financial Instruments: Recognition and Measurement" in 2001. The financial effects of adopting IAS 39 were reported in the previous year's consolidated financial statements and are disclosed in the consolidated statements of shareholders' equity.

The restatement for changes in the general purchasing power of the Turkish lira as of 31 December 2002 is based on IAS 29 "Financial Reporting in Hyperinflationary Economies", which requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. The restatement was calculated by means of conversion factors derived from the Turkish nationwide wholesale price index ("WPI") published by the State Institute of Statistics ("SIS").

Indices and conversion factors used to restate these consolidated financial statements are given below:

Dates	Index	Conversion factor
31 December 2002	6,478.800	1.000
31 December 2001	4,951.700	1.308
31 December 2000	2,626.000	2.467

The main procedures for the above-mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.

- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant (monthly, yearly average, year end) conversion factors.

- Comparative financial statements are restated in terms of the measuring unit current at the currency purchasing power at the latest balance sheet date.

- All items in the statement of income are restated by applying the monthly conversion factors.

- The effects of inflation on the Bank's net monetary position are included in the statement of income as gain or loss on net monetary position.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Consolidation

Subsidiary undertakings (including special purpose entities "-SPE-"), in which the Bank, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been fully consolidated.

The list of consolidated subsidiary undertakings is set out below:

		Shareholding %	
Name of subsidiary	Country of incorporation	2002	2001
Ak Yatırım Menkul Değerler A.Ş.	Turkey	99.98	99.98
Ak Receivables Corporation	Cayman Islands	-	-
A.R.T.S. Ltd.	Jersey, Channel Islands	-	-

The principal activities of Ak Yatırım Menkul Değerler A.Ş. are related to brokerage, investment banking and mutual fund management.

Ak Receivables Corporation was established in July 1998 in connection with the issue of trust certificates amounting to US$250 million. A.R.T.S. Ltd. was established in November 1999 in connection with raising long-term financing amounting to US$400 million. Both entities have lent the funds raised to the Bank, which controls the SPEs (Note 14).

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between subsidiary undertaking companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Bank.

(c) Investments in associated companies

Investments in associated companies are accounted for by the equity method of accounting. These are undertakings in which the Bank has between 20% and 50% of the voting rights, and over which the Bank exercises significant influence, but which it does not control.

Equity accounting involves recognizing in the income statement the Bank's share of the associate's profit or loss for the year. The Bank's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate. Provisions are recorded for long-term impairment in value.

Dividends received from the associates are deducted from the carrying amount of the associate at the date when dividends are received.

The Bank's share in the net assets of the foreign associate is translated into Turkish lira using the relevant foreign exchange rates prevailing at the balance sheet date. The exchange difference arising from the difference between the current amount of the net assets of the associate translated using the current exchange rates and its amount translated using historical rates, as restated for the effects of inflation, is included as "translation reserve" in the shareholders' equity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Derivative financial instruments

Derivative financial instruments, including forward foreign exchange contracts and currency and interest rate swap instruments, are initially recognized in the balance sheet at cost (including transaction costs) and are subsequently remeasured at their fair value. All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39 "Financial Instruments: Recognition and Measurement", and are therefore treated as derivatives held for trading with fair value gains and losses reported in income. Fair values are obtained from quoted market prices and discounted cash flow models as appropriate. Fair value of over-the-counter forward foreign exchange contracts is determined based on the comparison of the original forward rate with the forward rate calculated by reference to market interest rates of the related currency for the remaining period of the contract, discounted to 31 December 2002. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Changes in the fair value of derivatives held for trading are included in net trading income.

(e) Investment securities

Investment securities are classified into the following two categories: held-to-maturity and available-for-sale assets. Investment securities with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

Investment securities are initially recognized at cost. Available-for-sale investment debt and equity securities are subsequently remeasured at fair value based on quoted bid prices, or amounts derived from cash flow models. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in the shareholders' equity as "other reserves", unless there is a permanent decline in the fair values of such assets, in which case they are charged to the income statement. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When the securities are disposed of or impaired, the related accumulated fair value adjustments are transferred to the income statement.

Held-to-maturity investments are carried at amortized cost using the effective yield method, less any provision for impairment.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable is included separately in dividend income when a dividend is declared.

All regular way purchases and sales of investment securities are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Trading securities

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists. Trading securities are initially recognized at cost and subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. All related realised and unrealised gains and losses are included in net trading income. Dividends received are included in dividend income.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

(g) Sale and repurchase agreements

Securities sold subject to linked repurchase agreements ("repos") are retained in the consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell ("reverse repos") are recorded as due from banks. The difference between sale and repurchase price is treated as interest and accrued evenly over the life of repo agreements using the effective yield method (Note 22).

(h) Income and expense recognition

Income and expenses are recognized on an accrual basis. Commission income and fees for certain banking services such as import and export related services, issuance of letters of guarantee, clearing, brokerage and custody services are recorded as income at the time of effecting the transactions to which they relate.

(i) Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on an accrual basis using the effective yield method based on the actual purchase price until, in management's estimates and judgment, collection becomes doubtful. Interest income includes coupons earned on fixed income securities and accrued discount on treasury bills.

(j) Originated loans and provisions for loan impairment

Loans originated by the Bank by providing money directly to the borrower or to a sub-participation agent at draw down are categorised as loans originated by the Bank and are carried at amortised cost. All originated loans are recognised when cash is advanced to borrowers.

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and recoverable amount, being the present value of expected cash flows, including the amount recoverable from guarantees and collateral, discounted based on the interest rate at inception. The level of the provision is also based on applicable banking regulations. An additional provision for loan impairment is established to cover losses that are judged to be present in the lending portfolio at the balance sheet date, but which have not been specifically identified as such.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The provision made during the year is charged against the income for the year. Loans that cannot be recovered are written off and charged against the allowance for loan losses. Such loans are written off after all the necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Recoveries of amounts previously provided for are treated as a reduction from provision for loan losses for the year (Note 8).

(k) Financial liabilities

Financial liabilities including customer deposits, debt securities in issue and funds borrowed are recognised initially at cost. Subsequently, financial liabilities are stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the financial liability using the effective yield method.

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Such balances are translated at year-end exchange rates.

(m) Property and equipment

All property and equipment carried at historical cost less accumulated depreciation are restated to the equivalent purchasing power at 31 December 2002. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life, as follows:

Buildings	50 years
Equipment	4 years
Leasehold improvements	7 years

Where the carrying amount of an asset is greater than its estimated recoverable amount ("higher of net realisable value and value in use"), it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Expenditure for the repair and renewal of property and equipment is charged against income. It is, however, capitalised if it results in an enlargement or substantial improvement of the respective assets.

Leasehold improvements comprise primarily the capitalised branch refurbishment costs and are amortised on a straight-line basis over the corresponding lease terms or their estimated useful lives, whichever is shorter.

(n) Accounting for leases - as lessee

Assets acquired under finance lease agreements are capitalised at the inception of the lease at the fair value of the leased asset. Lease payments are treated as comprising capital and interest elements; the capital element is treated as reducing the capitalised obligation under the lease and the interest element is charged to income. Depreciation on the leased asset is also charged to income on a straight-line basis over the useful life of the asset.

The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Computer software development costs

Costs associated with developing computer software programmes are recognised as expense as incurred. However, expenditure that enhances and extends the benefits of computer software programmes beyond their original specifications and lives is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over their useful lives.

(p) Taxation on income

(i) Income taxes currently payable

Income taxes ("corporation tax") currently payable are calculated based on the non-inflation adjusted historical financial statements in accordance with the Turkish tax legislation. Therefore the effect of inflation on the Bank's net monetary position, which is included as "Loss on net monetary position" in the Bank's inflation adjusted statutory financial statements, is treated as a "non-deductible" item for the purpose of corporation tax base calculation (Note 15).

(ii) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The rates enacted, or substantively enacted, at the balance sheet date are used to determine deferred income tax.

The principal temporary differences arise from the restatement of property and equipment over their historical cost, remeasurement of financial assets and liabilities at fair value, provision for loan losses and provision for employment termination benefits.

Deferred tax liabilities and assets are recognised when it is probable that the future economic benefit resulting from the reversal of temporary differences will flow to or from the Bank. Deferred tax assets resulting from temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilised (Note 15).

(q) Employment termination benefits

Employment termination benefits represent the present value of the estimated total reserve for the future probable obligation of the Bank arising from the retirement of the employees calculated in accordance with the Turkish Labour Law (Note 17).

(r) Provisions

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s) Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(t) Elimination of "accumulated deficit" and "adjustment to share capital" in accordance with the recent changes in the statutory financial statements

Effective from 31 December 2001, with some further changes in 2002, the BRSA has introduced significant changes to the statutory financial accounting standards for banks in Turkey, including the implementation of inflation accounting. Accordingly, the Bank started to prepare and announce its statutory financial statements based on inflation accounting principles as promulgated by BRSA, which is also in line with IAS 29 in all material aspects ("inflation adjusted statutory financial statements"). Prior to these changes, the Bank's statutory financial statements were based on non-inflation adjusted historical amounts ("historical financial statements") and the historical financial statements were the base for profit distribution. As a result of inflation accounting application for the first time as of 31 December 2001, the Bank's "Shareholders' equity" in the statutory financial statements comprised "Share capital", "Adjustment to share capital", "Legal and extraordinary reserves" and "Accumulated deficit". The "Accumulated deficit" arose because of the transfers from "Retained earnings" to "Share capital" via the issuance of bonus shares and to "Legal and extraordinary reserves", based on net income according to the historical financial statements in the previous periods. Thus, such transfers caused a negative impact on the retained earnings of the Bank in the inflation adjusted statutory financial statements because the net income as per the historical financial statements was higher than that of the inflation adjusted statutory financial statements, and accordingly the transferred amounts exceeded the balance of the "Retained earnings" account according to the inflation adjusted financial statements.

On 29 July 2002, the BRSA approved the elimination of such accumulated deficit against current year income, if any, legal and extraordinary reserves and adjustment to share capital (which represents the restatement effect of cash and cash equivalent contributions to share capital), respectively, in order to enable banks to distribute future probable profits as per the Turkish Commercial Code. Following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, the Bank has reported this elimination transaction in its inflation adjusted statutory financial statements. Accordingly, the effects of this elimination have also been reflected in these financial statements, which are prepared on the basis of IAS and; the accumulated deficit of TL1,129,040 billion and the corresponding amount of adjustment to share capital have been eliminated (Note 18).

(u) Earnings per share

Earnings per share for each class of shares disclosed in these consolidated statements of income is determined by dividing the net income attributable to that class of shares by the weighted average number of such shares outstanding during the period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings and revaluation surplus. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them retroactive effect for the year in which they were issued and each earlier year.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bonus shares issued during the years ended 31 December 2002 and 2001 were as follows:

	Number of shares issued attributable to transfers to share capital from:		
Period	**Retained earnings**	**Revaluation surplus**	**Total**
31 December 2002	16,000,000,000	-	16,000,000,000
31 December 2001	255,283,967,885	44,716,032,115	300,000,000,000

The earnings attributable to each class of shares have been determined by reference to their effective relative economic interest therein (i.e. their theoretical relative dividend rights assuming that a policy of maximising distributions to each class of shares is followed). The earnings attributable to each class of shares for each period on this basis were as follows:

	2002	**2001**
Net earnings/(loss) attributable to founders and usufruct shares	70,280	(31,914)
Weighted average number of founders and usufruct shares in issue (TL 1,000 each)	2,538	2,538
Earnings/(loss) per share (expressed in TL million per share)	**27,691**	**(12,575)**
	2002	**2001**
Net earnings/(loss) attributable to ordinary shares	609,994	(277,005)
Weighted average number of ordinary shares in issue (TL 1,000 each)	816,000,000,000	816,000,000,000
Earnings/(loss) per share (expressed in TL million per share)	**0.00075**	**(0.00034)**

Basic earnings per share are calculated by dividing the net income or loss attributable to shareholders by the weighted average number of shares in issue.

There are no diluted shares and accordingly there are no diluted earnings per share for any class of shares.

(v) Related parties

For the purpose of these consolidated financial statements, shareholders, key management personnel and board members, in each case together with their families and companies controlled by/affiliated with them, associated companies and other companies within the Sabancı Holding Group are considered and referred to as related parties. A number of banking transactions were entered into with related parties in the normal course of business. These include loans, deposits, trade finance and foreign currency transactions. These transactions were carried out on commercial terms and at market rates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Acceptances

Acceptances comprise undertakings by the Bank to pay bills of exchange drawn on customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as commitments and contingent liabilities (Note 22).

(x) Reporting of cash flows

For the purposes of cash flow statement, cash and cash equivalents include cash, due from banks, trading securities and investment securities with original maturity periods of less than three months (Note 4).

(y) Comparatives

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS

(a) Strategy in using financial instruments

By nature the Bank's activities are principally related to the use of financial instruments including derivatives. The Bank accepts deposits from customers for various periods and seeks to earn above-average interest margins by investing these funds in high quality assets. The Bank seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates whilst maintaining sufficient liquidity to meet all claims that might fall due.

The Bank also seeks to raise its interest margins by obtaining above-average margins, net of provisions, through lending to borrowers with a range of credit standing. Such exposures involve not only on-balance sheet loans and advances but also entering into guarantees and other commitments such as letters of credit. The Bank also trades in financial instruments where it takes positions to take advantage of short-term market movements in the bond markets and in currency and the interest rate.

The Bank's risk management is under the responsibility of the "Executive Risk Committee ("the ERC")" which reports to the Board of Directors. The ERC is comprised of the three Executive Board Members, the Chief Executive Officer and the Executive Vice President in charge of Financial Coordination. The ERC establishes the policies, procedures, parameters and rules for risk management of the Bank and develops risk management strategies. The ERC also sets critical risk limits and parameters for liquidity risk, credit risk, foreign exchange risk and interest rate risk and; through close monitoring of the markets and overall economy, such limits are changed as necessary. These limits and implementation of policies are broken down to various levels of authorities in order to enhance control effectiveness. The Bank's risk positions are reported to the ERC members daily and weekly. Additionally, the ERC reviews the latest figures and projections for the Bank's profit and loss accounts and balance sheet, liquidity position, interest and foreign exchange exposures, as well as yield analysis and macroeconomic environment.

In addition to the limits set by the ERC, the Board of Directors also sets some limits and parameters for the transactions and areas having significant and critical implications in the Bank's operations.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The Assets and Liabilities Committee ("ALCO") manages the various departments of the Bank where risk limits apply to ensure that these limits are adhered to. ALCO consists of the Chief Executive Officer and each of the Executive Vice Presidents in charge of the Bank's marketing, lending, treasury, strategy and corporate communications, and financial coordination departments. ALCO meets daily to review the latest figures on liquidity position, interest rate risk exposures, foreign exchange risk exposure, capital adequacy and the macroeconomic environment.

The objective of the Bank's asset and liability management and use of financial instruments is to limit the Bank's exposure to liquidity risk, interest rate risk and foreign exchange risk, while ensuring that the Bank has sufficient capital adequacy and is using its capital to maximise net interest income.

(b) Credit risk

Financial instruments contain an element of risk that the counterparts may be unable to meet the terms of the agreements. The Bank's exposure to credit risk is concentrated in Turkey, where the majority of the activities are carried out. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. The Bank has in place effective credit evaluation, disbursement and monitoring procedures, and those control procedures are supported by senior management. The credit risk is generally diversified due to the large number of entities comprising the customer bases and their dispersion across different industries (Notes 8 and 22).

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

(c) Market risk

The Bank considers currency risk and interest rate risk as the most important constituents of market risk. The limit structure for such risks is designed by considering the capital structure of the Bank. Currency and interest rate risks are analysed both on a portfolio and on a product basis.

(d) Currency risk

Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The Bank takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The table below summarises the Bank's exposure to foreign currency exchange rate risk at 31 December. Included in the table are the Bank's assets and liabilities and shareholders' equity at carrying amounts, categorised by currency.

	2002				
	US$	EUR	Other	TL	Total
Cash and due from banks	1,422,510	421,890	32,882	2,134,538	4,011,820
Trading and investment securities	2,227,417	443,762	36,018	2,795,440	5,502,637
Derivative financial instruments	39,074	36,508	3,510	1,113	80,205
Reserve requirements with the Central Bank of Turkey	619,105	489,926	-	212,126	1,321,157
Originated loans:					
- Loans and advances to customers	4,314,995	837,647	22,544	1,166,374	6,341,560
- Securities	4,483,510	-	-	2,289,786	6,773,296
Investments in associated companies	-	-	129,879	56,484	186,363
Property and equipment	-	-	-	540,441	540,441
Other assets and prepayments	3,982	6,563	130	64,450	75,125
Total assets	**13,110,593**	**2,236,296**	**224,963**	**9,260,752**	**24,832,604**
Customer deposits	8,129,597	3,656,530	459,643	5,499,198	17,744,968
Derivative financial instruments	125	117	11	4	257
Funds borrowed and debt securities in issue	3,195,114	30,054	-	15,401	3,240,569
Income taxes payable	-	-	-	234,669	234,669
Deferred tax liabilities	-	-	-	50,608	50,608
Other liabilities and accrued expenses	213,089	37,284	4,144	158,228	412,745
Reserve for employment termination benefits	-	-	-	19,236	19,236
Shareholders' equity and minority interest	-	-	-	3,129,552	3,129,552
Total liabilities, shareholders' equity and minority interest	**11,537,925**	**3,723,985**	**463,798**	**9,106,896**	**24,832,604**
Net balance sheet position	**1,572,668**	**(1,487,689)**	**(238,835)**	**153,856**	**-**
Off-balance sheet derivative instruments net position	**(1,740,363)**	**1,670,748**	**150,494**	**(17,455)**	**63,424**

TL11,450 billion of net forward currency and swap purchase transactions outstanding at 31 December 2002 have been made with related parties (Note 22).

At 31 December 2002, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,655,000= US$1 and TL1,727,985= EUR1.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2001				
	US$	**EUR**	**Other**	**TL**	**Total**
Cash and due from banks	1,166,866	1,287,185	109,327	2,405,321	4,968,699
Trading and investment securities	869,668	500,168	66,020	1,613,677	3,049,533
Derivative financial instruments	3,076	3,300	1,284	90	7,750
Reserve requirements with the Central Bank of Turkey	784,356	226,078	5,448	118,029	1,133,911
Originated loans:					
- Loans and advances to customers	4,413,576	745,460	690	942,074	6,101,800
- Securities	4,429,693	682,498	-	1,105,795	6,217,986
Investments in associated companies	-	-	126,366	41,731	168,097
Property and equipment	-	6,543	-	535,083	541,626
Other assets and prepayments	3,274	7,404	638	110,870	122,186
Total assets	**11,670,509**	**3,458,636**	**309,773**	**6,872,670**	**22,311,588**
Customer deposits	7,948,518	3,491,201	356,277	4,111,604	15,907,600
Derivative financial instruments	1,802	1,933	752	52	4,539
Funds borrowed and debt securities in issue	3,244,700	33,766	-	33,890	3,312,356
Income taxes payable	-	-	-	168,882	168,882
Deferred tax liabilities	-	-	-	56,824	56,824
Other liabilities and accrued expenses	206,296	26,415	6,609	151,840	391,160
Reserve for employment termination benefits	-	-	-	22,067	22,067
Shareholders' equity and minority interest	-	-	-	2,448,160	2,448,160
Total liabilities, shareholders' equity and minority interest	**11,401,316**	**3,553,315**	**363,638**	**6,993,319**	**22,311,588**
Net balance sheet position	**269,193**	**(94,679)**	**(53,865)**	**(120,649)**	**-**
Off-balance sheet derivative instruments net position	**(240,589)**	**133,520**	**104,184**	**11,380**	**8,495**

TL232 billion of net forward currency and swap purchase transactions outstanding at 31 December 2001 were made with related parties (Note 22).

At 31 December 2001, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,446,638= US$1 and TL1,281,287= EUR1.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(e) Interest rate risk

The Bank is exposed to interest rate risk either through market value fluctuations of balance sheet items, i.e. price risk, or the impact of rate changes on interest-sensitive assets and liabilities. In Turkey, the interest rates are highly volatile. Therefore, interest rate risk is the key component of the Bank's asset and liability management. Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. Special emphasis is given to providing a balance between the duration of assets and liabilities. Duration, gap and sensitivity analysis are the main methods used to manage the risks.

The table below summarises the Bank's exposure to interest rate risks at 31 December. Included in the table are the Bank's assets and liabilities in carrying amounts classified in terms of periods remaining to contractual repricing dates.

	2002					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	3,671,696	-	-	-	340,124	4,011,820
Trading and investment securities	1,896,607	3,034,463	371,173	100,732	99,662	5,502,637
Derivative financial instruments	-	-	-	-	80,205	80,205
Reserve requirements with the Central Bank of Turkey	1,321,157	-	-	-	-	1,321,157
Originated loans:						
- Loans and advances to customers	2,746,095	3,115,283	480,182	-	-	6,341,560
- Securities	1,048,165	5,725,131	-	-	-	6,773,296
Investments in associated companies	-	-	-	-	186,363	186,363
Property and equipment	-	-	-	-	540,441	540,441
Other assets and pre-payments	53,956	-	-	-	21,169	75,125
Total assets	**10,737,676**	**11,874,877**	**851,355**	**100,732**	**1,267,964**	**24,832,604**
Customer deposits	13,464,170	1,466,545	136,855	-	2,677,398	17,744,968
Derivative financial instruments	-	-	-	-	257	257
Funds borrowed and debt securities in issue	2,508,302	668,373	60,437	3,457	-	3,240,569
Income taxes payable	-	-	-	-	234,669	234,669
Deferred tax liabilities	-	-	-	-	50,608	50,608
Other liabilities and accrued expenses	98,531	148,145	12,436	-	153,633	412,745
Reserve for employment termination benefits	-	-	-	-	19,236	19,236
Total liabilities	**16,071,003**	**2,283,063**	**209,728**	**3,457**	**3,135,801**	**21,703,052**
Net repricing period gap, including minority interest	**(5,333,327)**	**9,591,814**	**641,627**	**97,275**	**(1,867,837)**	**3,129,552**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

	2001					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	4,491,533	-	-	-	477,166	4,968,699
Trading and investment securities	237,874	2,392,278	324,810	-	94,571	3,049,533
Derivative financial instruments	-	-	-	-	7,750	7,750
Reserve requirements with the Central Bank of Turkey	118,028	-	-	-	1,015,883	1,133,911
Originated loans:						
- Loans and advances to customers	2,650,590	2,785,289	664,018	1,840	63	6,101,800
- Securities	1,577,711	4,150,839	489,436	-	-	6,217,986
Investments in associated companies	-	-	-	-	168,097	168,097
Property and equipment	-	-	-	-	541,626	541,626
Other assets and pre-payments	-	-	-	-	122,186	122,186
Total assets	**9,075,736**	**9,328,406**	**1,478,264**	**1,840**	**2,427,342**	**22,311,588**
Customer deposits	12,806,085	695,951	209,400	29,922	2,166,242	15,907,600
Derivative financial instruments	-	-	-	-	4,539	4,539
Funds borrowed and debt securities in issue	3,139,147	168,922	4,287	-	-	3,312,356
Income taxes payable	-	-	-	-	168,882	168,882
Deferred tax liabilities	-	-	-	-	56,824	56,824
Other liabilities and accrued expenses	-	-	-	-	391,160	391,160
Reserve for employment termination benefits	-	-	-	-	22,067	22,067
Total liabilities	**15,945,232**	**864,873**	**213,687**	**29,922**	**2,809,714**	**19,863,428**
Net repricing period gap, including minority interest	**(6,869,496)**	**8,463,533**	**1,264,577**	**(28,082)**	**(382,372)**	**2,448,160**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The tables below summarise the range for effective average interest rates by major currencies for monetary financial instruments at 31 December:

	2002		
	US$ (%)	**EUR (%)**	**Turkish lira (%)**
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	1.18	3.33	-
-Time deposits in domestic banks	-	-	53.75
-Interbank money market placements	1.23	2.87	44.00
Reserve requirements with the			
Central Bank of Turkey	0.55	1.43	25.00
Trading securities – debt securities	9.00	9.32	51.42
Originated loans:			
- Loans and advances to customers	6.61	5.15	61.06
- Securities	8.87	-	55.80
Investment securities:			
-Available-for-sale – debt securities	8.70	-	46.34
Liabilities			
Customer deposits	2.77	3.76	37.14
Funds borrowed	2.86	4.21	44.71
Debt securities in issue	3.42	-	-

	2001		
	US$ (%)	**EUR (%)**	**Turkish lira (%)**
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	1.93	3.69	-
-Time deposits in domestic banks	2.75	-	59.00
-Interbank money market placements	3.51	4.69	62.00
Reserve requirements with the			
Central Bank of Turkey	-	-	40.00
Trading securities – debt securities	10.41	9.72	63.79
Originated loans:			
- Loans and advances to customers	8.31	7.41	75.98
- Securities	10.10	9.51	69.35
Investment securities:			
-Available-for-sale – debt securities	10.07	8.00	-
-Held-to-maturity	-	-	-
Liabilities			
Customer deposits	3.40	4.39	57.24
Funds borrowed	4.03	3.69	50.90
Debt securities in issue	4.21	-	-

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(f) Liquidity risk

The Bank is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits and guarantees. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. The Bank does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Bank. The ability to fund the existing and prospective debt requirements is managed by maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit lines and the ability to close out market positions. It is unusual for banks ever to be completely matched since business transacted is often of uncertain term and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the Bank and its exposure to changes in interest rates and exchange rates. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are changed as necessary.

The table below analyses assets and liabilities of the Bank into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity dates.

	2002					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	3,671,696	-	-	-	340,124	4,011,820
Trading and investment securities	836,649	3,359,276	1,106,318	100,732	99,662	5,502,637
Derivative financial instruments	29,519	29,971	18,625	2,090	-	80,205
Reserve requirements with the Central Bank of Turkey	1,321,157	-	-	-	-	1,321,157
Originated loans:						
- Loans and advances to customers	1,887,317	2,417,968	2,010,796	25,479	-	6,341,560
- Securities	56,572	3,810,311	2,906,413	-	-	6,773,296
Investments in associated companies	-	-	-	-	186,363	186,363
Property and equipment	-	-	-	-	540,441	540,441
Other assets and pre-payments	53,956	-	-	-	21,169	75,125
Total assets	**7,856,866**	**9,617,526**	**6,042,152**	**128,301**	**1,187,759**	**24,832,604**
Customer deposits	13,464,170	1,466,545	136,855	-	2,677,398	17,744,968
Derivative financial instruments	94	96	60	7	-	257
Funds borrowed and debt securities in issue	376,671	1,670,499	1,119,160	74,239	-	3,240,569
Income taxes payable	-	-	-	-	234,669	234,669
Deferred tax liabilities	-	-	-	50,608	-	50,608
Other liabilities and accrued expenses	141,813	148,145	12,436	-	110,351	412,745
Reserve for employment termination benefits	-	-	-	-	19,236	19,236
Total liabilities	**13,982,748**	**3,285,285**	**1,268,511**	**124,854**	**3,041,654**	**21,703,052**
Net liquidity gap, including minority interest	**(6,125,882)**	**6,332,241**	**4,773,641**	**3,447**	**(1,853,895)**	**3,129,552**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Management believes that in spite of a substantial portion of deposits from individuals being short-term, diversification of these deposits by number and type of depositors together with the past experience of the Bank indicate that these deposits will provide a long-term and stable source of funding for the Bank. The major part of mandatory cash balances with the Central Bank of Turkey are included within the "up to three months" column as the majority of liabilities to which these balances relate are also included in this category.

	2001					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	4,491,533	-	-	-	477,166	4,968,699
Trading and investment securities	237,874	2,392,278	324,810	-	94,571	3,049,533
Derivative financial instruments	6,264	1,486	-	-	-	7,750
Reserve requirements with the Central Bank of Turkey	1,133,911	-	-	-	-	1,133,911
Originated loans:						
- Loans and advances to customers	1,677,042	2,034,715	2,323,644	66,336	63	6,101,800
- Securities	41,495	2,877,310	3,299,181	-	-	6,217,986
Investments in associated companies	-	-	-	-	168,097	168,097
Property and equipment	-	-	-	-	541,626	541,626
Other assets and pre-payments	110,052	12,134	-	-	-	122,186
Total assets	**7,698,171**	**7,317,923**	**5,947,635**	**66,336**	**1,281,523**	**22,311,588**
Customer deposits	12,806,085	695,951	209,400	29,922	2,166,242	15,907,600
Derivative financial instruments	3,669	870	-	-	-	4,539
Funds borrowed and debt securities in issue	552,280	1,470,263	1,171,513	118,300	-	3,312,356
Income taxes payable	-	168,882	-	-	-	168,882
Deferred tax liabilities	-	-	56,824	-	-	56,824
Other liabilities and accrued expenses	197,853	3,118	190,189	-	-	391,160
Reserve for employment termination benefits	-	-	-	-	22,067	22,067
Total liabilities	**13,559,887**	**2,339,084**	**1,627,926**	**148,222**	**2,188,309**	**19,863,428**
Net liquidity gap, including minority interest	**(5,861,716)**	**4,978,839**	**4,319,709**	**(81,886)**	**(906,786)**	**2,448,160**

(g) Operational risk

The most comprehensive meaning of operational risk is considered to be any risk which is not classified as market and credit risk. In managing operational risk, increasing the skills of the staff, improving the job technology and job definitions, establishing the necessary internal controls and various insurances are employed as main methods.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(h) Fair value of financial instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Bank using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realise in a current market exchange.

A market does not presently exist for term loans and deposits which would facilitate obtaining prices for comparative instruments, and if sold or settled prior to their stated maturity dates, these instruments would bear transaction costs in the form of fees or discounts. Accordingly, fair value has not been computed for these instruments and net book amounts are considered to be a reasonable estimate of the fair value. Balances denominated in foreign currencies are translated at year-end exchange rates.

The following methods and assumptions were used to estimate the fair value of the Bank's financial instruments:

(i) Financial assets

The fair values of certain financial assets carried at cost, including cash and balances with the Central Bank of Turkey, due from other banks and other financial assets are considered to approximate their respective carrying values due to their short-term nature.

The fair value of investment securities has been estimated based on market prices at balance sheet dates (Note 9).

The carrying value of loans and advances to customers, along with the related allowances for uncollectibility, is considered to approximate their fair value.

(ii) Financial liabilities

The fair values of deposits from banks and customers and other short-term borrowed funds are considered to approximate their respective carrying values due to their short-term nature.

Long-term borrowings, which are in principle at variable rates and denominated in foreign currencies, are translated at year-end exchange rates and accordingly their fair values approximate their carrying values.

(iii) Derivative financial instruments

The fair values of forward foreign exchange contracts and currency/interest rate swaps have been estimated based on quoted market rates prevailing at the balance sheet date (Notes 6 and 22).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 4 - CASH AND DUE FROM BANKS

	2002	2001
Cash funds:		
Cash on hand	239,024	273,670
Purchased cheques	334	832
	239,358	**274,502**
Current accounts and demand deposits:		
Central Bank of Turkey	911	57,861
Foreign banks	99,841	143,141
Domestic banks	14	1,662
	100,766	**202,664**
Time deposits:		
Foreign banks	1,205,111	1,914,297
Domestic banks	566,589	389,946
	1,771,700	**2,304,243**
Interbank money market placements	**1,899,996**	**2,187,290**
Total cash and due from banks	**4,011,820**	**4,968,699**

At 31 December 2002, time deposits with domestic banks include securities obtained through agreements to resell (reverse repos) in the amount of TL564,404 billion (2001: TL383,858 billion).

Assets pledged as off-shore cash reserve and payment accounts in connection with long-term securitised borrowings from foreign institutions in the amount of US$569 million (2001: US$544 million), issue of trust certificates in the amount of US$237 million (2001: US$279 million) and various other borrowings received (Note 14) in time deposits in foreign banks are as follows:

	2002	2001
Long-term securitised borrowings	100,365	109,772
Debt securities in issue	24,756	30,121
Other	-	50,343
	125,121	**190,236**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 4 - CASH AND DUE FROM BANKS (Continued)

Cash and cash equivalents included in the statements of cash flows for the year ended 31 December is as follows:

	2002	2001
Cash and due from banks excluding accrued interest	3,877,781	4,949,714
Trading and investment securities with original maturities of less than three months excluding accrued interest	87,838	-
	3,965,619	**4,949,714**

Due from banks includes the following related party bank balances:

	Type of Deposits	2002	2001
Sabancı Bank plc	Demand	15,478	2,569
	Time	46,717	4,934
BNP-AK-Dresdner Bank A.Ş.	Demand	2	1
	Time	1,007	-
Total due from related party banks		**63,204**	**7,504**

NOTE 5 - TRADING SECURITIES

The breakdown of trading securities is as follows:

	2002	2001
Government bonds denominated in foreign currency	2,138,701	905,720
Government bonds	1,532,285	490,047
Treasury bills	1,032,406	1,061,060
Eurobonds	522,119	305,163
Share certificates	89	12,341
	5,225,600	**2,774,331**

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to TL461,207 billion (2001: TL217,587 billion).

As explained in more detail in Note 13, as at 31 December 2001, US$69.9 million (TL132,246 billion) of the government bonds denominated in foreign currency were purchased through various auction procedures in exchange for foreign currency deposits from banks put under the management of Saving Deposit Insurance Fund ("SDIF").

Eurobonds amounting to TL165,122 billion (2001: -) have been pledged as collateral with financial institutions.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 6- DERIVATIVE FINANCIAL INSTRUMENTS

The Bank utilises the following derivative instruments:

"Currency forwards" represents commitments to purchase or to sell foreign and domestic currency, including undelivered spot transactions. "Foreign currency futures" are contractual obligations to receive or pay a net amount based on changes in currency rates or to buy or sell foreign currency at a future date at a specified price established in an organised financial market. Since future contracts are collateralised by cash or marketable securities and changes in the future contract value are settled daily with the exchange rate, the credit risk is negligible.

"Currency and interest rate swaps" are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates. Except for certain currency swaps, no exchange of principal takes place. The Bank's "credit risks" represents the potential cost of replacing the swap contracts if counterparties fail to perform their obligation. This risk is monitored on an ongoing basis with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Bank assesses counterparties using the same techniques as for its lending activities.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time. The fair values of derivative instruments held at 31 December are set out in the following table.

	2002 Fair values		2001 Fair values	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Derivatives held for trading:				
Foreign exchange derivatives				
Forward currency purchases and sales	774	(120)	274	(154)
Currency swap purchases and sales	79,431	(137)	2,868	(3,408)
Total derivative assets/(liabilities) held-for-trading	**80,205**	**(257)**	**3,142**	**(3,562)**
Interest rate derivatives				
Interest rate swap purchases and sales	-	-	4,608	(977)
Total derivative assets/(liabilities) held-for-trading	**80,205**	**(257)**	**7,750**	**(4,539)**

As also explained in Note 2 (d), even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39, and are therefore treated as derivatives held for trading.

The notional amounts of forward currency purchases/sales and swap transactions are explained in detail in Note 22.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 7 - RESERVE REQUIREMENTS WITH THE CENTRAL BANK OF TURKEY AND LIQUIDITY REQUIREMENTS

a) 31 December 2002:

The new communiqués issued by the Central Bank of Turkey (the Central Bank) promulgated new rules for reserve requirements and liquidity requirements effective from 10 May 2002.

The amounts of both the reserve requirements and liquidity requirements are computed on the basis of the same liabilities identified and, at the rates prescribed in the related regulations. The Bank is in conformity with the following reserve requirements and liquidity requirements at 31 December 2002.

	Reserve requirement rate	Liquidity requirement rate
Turkish lira liabilities	6%	4%
Foreign currency liabilities	11%	1%

The reserve requirements are to be maintained as cash in special Turkish lira accounts for Turkish lira liabilities and; in special US$ and EUR accounts for respective foreign currency liabilities with the Central Bank. Both such Turkish lira and foreign currency reserves maintained with the Central Bank earn interest on a quarterly basis at the rates determined by the Central Bank.

The liquidity requirement should be maintained as government bonds and treasury bills in special accounts with the Central Bank.

As explained in Note 13, in December 2001, the Bank purchased foreign currency denominated deposits amounting to US$703 million (TL1,330,419 billion) from various banks in the SDIF by participating in various auction procedures. At 31 December 2002, the reserve requirement rates for such deposits is 11% (2001: 1% - 11%).

b) 31 December 2001:

Under the previous regulation the banks had to maintain the following requirements:

i) Reserve deposits with the Central Bank

Reserve deposits used to represent the minimum deposits maintained with the Central Bank, calculated on the basis of customer deposits taken, at the rates determined by the Central Bank. Such rates were 4% for Turkish lira deposits and 11% for foreign currency deposits.

NOTE 7 - RESERVE REQUIREMENTS WITH THE CENTRAL BANK OF TURKEY AND LIQUIDITY REQUIREMENTS (Continued)

ii) Liquidity requirements

The banks had to maintain the minimum amounts of cash-on-hand, deposits with the Central Bank and government bonds in their portfolio against their liabilities, computed on the basis of certain rates that were prescribed in the related regulation, as follows:

	Applicable for 31 December 2001
Turkish lira deposits	4% government bonds 2% cash 2% deposits in call account
Turkish lira liabilities	6% deposits in call account 4% government bonds 2% cash
Foreign currency deposits	1% government bonds 2% cash
Foreign currency liabilities	11% deposits in call account 1% government bonds 2% cash

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 8 - ORIGINATED LOANS

Loans and advances to customers:

	2002	2001
Project finance loans	1,749,687	1,583,631
Financial institutions	693,598	652,385
Telecommunication	670,136	912,522
Consumer loans and credit cards	527,286	433,361
Chemicals	526,795	365,093
Automotive	475,075	365,628
Food and beverage	468,245	368,579
Textile	311,806	229,323
Construction	149,664	188,837
Steel and mining	145,615	224,099
Electronics	80,732	93,851
Agriculture and forestry	29,609	49,512
Tourism	23,114	3,296
Small-scale retailers	12,921	319,162
Other	419,631	214,433
Performing loans	6,283,914	6,003,712
Non-performing loans	113,856	116,271
Total loans and advances to customers	6,397,770	6,119,983
Accrued interest receivable	88,179	136,203
Allowance for loan losses	(144,389)	(154,386)
Net loans and advances to customers	**6,341,560**	**6,101,800**

Project finance loans represent long-term loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic.

The allowance for loan losses comprises amounts in respect of specifically identified loans plus a further amount considered adequate to cover the inherent risk of loss present in lending relationships.

Movements in the provision for loan losses for the year ended 31 December are as follows:

	2002	2001
Balance at beginning of year	**154,386**	**165,621**
- Gross provisions	69,780	134,035
- Recoveries	(36,965)	(31,862)
- Written-off	(7,033)	(7,262)
Net specific provision for the year	25,782	94,911
Net additional provision for the year	1,507	5,884
Monetary gain	(37,286)	(112,030)
Balance at end of year	**144,389**	**154,386**

The aggregate amount of non-performing loans on which interest is not being accrued amounted to TL113,856 billion at 31 December 2002 (2001: TL116,271 billion).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 8 - ORIGINATED LOANS (Continued)

Loans and advances to related parties are as follows:

	2002	2001
Loans and advances to related parties	583,806	660,528
Less: Cash collateral provided	(259,680)	(195,323)
Net loans and advances to related parties	**324,126**	**465,205**

Loans and advances to related parties were negotiated on the same basis as loans to unrelated customers.

The counterparty basis breakdown of net loans and advances to related parties is as follows at 31 December 2002:

Related party name	2002	2001	Major foreign partner, if any	% of foreign ownership, if any	% of publicly traded shares, if any
Carrefour Sabancı Ticaret Merkezi A.Ş.	7,748	24,699	Centre de Coordination Carrefour SNC	60	-
- Loans	267,428	220,022			
- Less: Cash collateral provided	(259,680)	(195,323)			
Exsa Export Sanayi Mamülleri Satış ve Araştırma A.Ş.	81,985	97,090	-	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	57,402	67,295	E.I. Dupont	42	16
Dupont Sabancı International LLC	41,375	14,196	E.I. Dupont	50	-
Pilsa Plastik Sanayi ve Ticaret A.Ş.	14,733	36,434	-	-	-
Çimsa Çimento Sanayi ve Ticaret A.Ş.	10,239	22,842	-	-	23
Interkordsa GmbH	8,805	2,550	E.I. Dupont	34	-
İnsa A.Ş.	8,568	4,896	-	-	-
Marsa Kraft Jacobs Suchard Sabancı Gıda Sanayi ve Ticaret A.Ş.	8,511	12,192	Kraft Foods International	49	-
Teknosa İç ve Dış Ticaret A.Ş.	8,400	10,107	-	-	-
Akçansa Çimento Sanayi ve Ticaret A.Ş.	8,290	7,572	CBR International Holdings B.V.	40	17
Sakosa Sabancı ve Kosa İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	8,036	19,305	-	-	-
Enerjisa Enerji Üretim A.Ş.	5,360	8,236	E.I. Dupont, CBR International Holdings B.V., Bridgestone Co., Bekaert	15	-
Bossa Tic. ve San. İşletmeleri T.A.Ş.	5,050	7,998	-	-	22
Toyotasa Toyota Sabancı Pazarlama ve Satış A.Ş.	4,290	9,530	Mitsui Co., Toyota Motor	35	-
Temsa Termo Mekanik Sanayi ve Ticaret A.Ş.	1,781	61,224	-	-	-
Sapeksa Mensucat ve Toprak Mahsulleri Sanayi Ticaret A.Ş.	14	16,579	-	-	-
Others	43,539	42,460	-	-	-
Net loans and advances to related parties	**324,126**	**465,205**			

Accordingly, a substantial portion of net related party loans and advances is granted to the Sabancı Group companies with foreign partnership, and those companies whose shares are publicly traded on Istanbul Stock Exchange ("listed companies") as shown below:

	2002		2001	
	Amount	%	Amount	%
Provided to Sabancı Group companies with foreign partnership and listed companies	191,564	59	214,828	46
Provided to other related parties	132,562	41	250,377	54
Net related party loans and advances	**324,126**	**100**	**465,205**	**100**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 8 - ORIGINATED LOANS (Continued)

As at 31 December 2002, total interest income earned from related parties is TL56,378 billion (2001: TL174,991 billion).

Loans and advances to the public sector and private sector are as follows:

	2002	2001
Public sector (including State Economic Enterprises)	1,950,425	2,160,911
Private sector	4,447,345	3,959,072
Total loans and advances to customers	**6,397,770**	**6,119,983**

Securities:

	2002	2001
Government bonds denominated in foreign currency	2,520,831	2,713,776
Foreign currency indexed government bonds	1,962,679	2,173,141
Treasury bills	1,880,714	39
Government bonds	409,072	1,009,170
Other bonds	-	321,860
Total originated securities	**6,773,296**	**6,217,986**

Government bonds and treasury bills do not include securities pledged under repurchase agreements with customers at 31 December 2002 (2001: TL254,251 billion).

As explained in more detail in Note 13, US$570.2 million (TL943,735 billion) (2001: TL1,210,870 billion, equivalent of US $639.7 million) of the government bonds denominated in foreign currency are securities which were purchased in various auction procedures in exchange for foreign currency deposits from banks put under the management of SDIF at December 2001.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 9 - INVESTMENT SECURITIES

	2002	2001
Securities available-for-sale:		
Debt securities		
- Treasury bills	109,572	-
- Government bonds	66,345	-
- Government bonds denominated in foreign currency	1,547	125,410
- Eurobonds	-	24,076
Equity securities		
- Listed	7,193	10,217
- Unlisted	92,380	84,354
Total securities available-for-sale	**277,037**	**244,057**
Securities held-to-maturity:		
Debt securities		
- Government bonds	-	375
- Other foreign currency bonds	-	30,770
Total securities held-to-maturity	**-**	**31,145**
Total investment securities	**277,037**	**275,202**

At 31 December 2001, eurobonds and other foreign currency bonds amounting to TL54,845 billion were pledged as collateral with financial institutions.

The comparison of the fair values of government bonds and other foreign currency bonds in the investment portfolio classified as held-to-maturity with the carrying values is as follows:

	2002	2001
Carrying values of securities held-to-maturity	-	31,145
Fair values of securities held-to-maturity	-	30,072

As explained in Note 2 (e) unrealised gain and losses arising from changes in the fair value of securities classified as "available-for-sale" are recognised as "other reserves" in the shareholders' equity unless there is a permanent decline in the fair values of such assets, which are charged to the income statement.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 9 - INVESTMENT SECURITIES (Continued)

The breakdown of available-for-sale equity securities at 31 December 2002 is as follows:

	Share (%)		Carrying amount		
Listed:	**2002**	**2001**	**2002**	**2001**	**Business**
Türkiye Sınai Kalkınma Bankası A.Ş.	6.45	5.72	4,483	2,708	Investment banking
Ak Yatırım Ortaklığı A.Ş.	45.62	45.62	2,710	4,745	Investment management
Sınai Yatırım Bankası A.Ş.	-	8.00	-	2,764	Investment banking
			7,193	**10,217**	
Unlisted:					
Akbank International N.V.	100.00	100.00	44,719	44,719	Banking
Temsa Termo Mekanik Sanayi ve Tic. A.Ş.	14.89	14.89	20,594	14,285	Automotive
Ak Emeklilik A.Ş.	73.35	70.52	13,900	6,944	Life insurance
Ak Ödeme Sistemleri A.Ş.	99.99	99.99	4,378	9,152	Service
Ak Portföy Yönetimi A.Ş.	99.99	99.99	2,770	2,770	Portfolio management
Aknet Bilgi İşlem San.ve Tic. A.Ş.	99.99	99.99	1,181	1,181	Information technology
Ak İnternet Elektronik Ticaret Hizmetleri A.Ş.	-	75.00	-	1,065	Internet trade services
Ak Global Funding B.V.	100.00	100.00	41	41	Finance
Others			4,797	4,197	
			92,380	**84,354**	

Akbank International N.V. was established in December 2000 as a banking subsidiary in the Netherlands. In December 2001, the Bank purchased majority shares of Ak Emeklilik A.Ş. (former title: Akhayat Sigorta A.Ş.), the life insurance company.

Ak International N.V., Ak Ödeme Sistemleri A.Ş., Ak Emeklilik A.Ş. (former title: Akhayat Sigorta A.Ş.), Ak Portföy Yönetimi A.Ş., Aknet Bilgi İşlem San. ve Tic. A.Ş., and Ak Global Funding B.V. are not consolidated due to immateriality. Similarly, Ak Yatırım Ortaklığı A.Ş. is not accounted under the equity method of accounting due to immateriality. Ak Ödeme Sistemleri A.Ş. is under liquidation as at 31 December 2002.

Impairment loss recognised for available-for-sale equity securities amount to TL14,335 billion (2001: -) for the year ended 31 December 2002 (Note 20).

NOTE 10 - INVESTMENTS IN ASSOCIATED COMPANIES

The list of associates is as follows:

	Share (%)	2002	2001
Sabancı Bank plc	37.00	129,879	126,367
BNP-AK-Dresdner Bank A.Ş.	39.99	56,484	41,730
		186,363	**168,097**

The Bank does not exert control over the financial and operating policy decisions of the above banks.

Where necessary, the accounting policies used by the associates have been changed to ensure consistency with the policies adopted by the Bank.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 11 - PROPERTY AND EQUIPMENT

	Land and buildings	Equipment and vehicles	Constructions in progress	Leasehold improvements	Total
At 31 December 2001					
Cost	492,570	499,993	13,322	21,051	1,026,936
Accumulated depreciation	(101,230)	(375,692)	-	(8,388)	(485,310)
Net book amount	**391,340**	**124,301**	**13,322**	**12,663**	**541,626**
Year ended 31 December 2002					
Opening net book amount	391,340	124,301	13,322	12,663	541,626
Additions	20,099	67,191	15,713	579	103,582
Disposals	(927)	(162)	(25,621)	-	(26,710)
Depreciation charge	(15,223)	(59,975)	-	(2,859)	(78,057)
Closing net book amount	**395,289**	**131,355**	**3,414**	**10,383**	**540,441**
At 31 December 2002					
Cost	511,673	531,868	3,414	21,630	1,068,585
Accumulated depreciation	(116,384)	(400,513)	-	(11,247)	(528,144)
Net book amount	**395,289**	**131,355**	**3,414**	**10,383**	**540,441**

Since 1984, using an option granted by the Turkish Tax Legislation, the Bank has revalued, in its historical financial statements, property and equipment that have been in use for more than a year (excluding land, which is not revaluable), and the related accumulated depreciation at each year-end, by using the rates and procedures prescribed by the related legislation. The related increases in the net book values of the assets are included in shareholders' equity as revaluation surplus in the historical financial statements. The Bank may use the revaluation surplus for issuance of bonus shares to existing shareholders.

All entries related to such revaluation, which were recorded in the Bank's historical financial statements, have been eliminated in these consolidated financial statements as part of the restatement process referred to in Note 2 (a).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 12 - OTHER ASSETS AND PRE-PAYMENTS

The principal components of other assets and pre-payments are as follows:

	2002	2001
Customer cheques at clearing house	22,845	48,145
Receivables from credit card payments	16,230	10,069
Pre-payments	4,789	31,385
Insurance premium receivables	2,968	2,918
Other	28,293	29,669
	75,125	**122,186**

NOTE 13 - CUSTOMER DEPOSITS

The breakdown of deposits according to type and maturity is as follows:

	2002			2001		
	Demand	Time	Total	Demand	Time	Total
Savings deposits	1,668,833	10,960,438	12,629,271	1,296,949	10,461,224	11,758,173
Funds deposited under repurchase agreements	-	1,022,258	1,022,258	-	850,208	850,208
Commercial deposits	881,246	2,527,727	3,408,973	809,954	1,973,771	2,783,725
Bank deposits	56,391	414,584	470,975	5,228	367,459	372,687
Other	70,928	142,563	213,491	54,111	88,696	142,807
	2,677,398	**15,067,570**	**17,744,968**	**2,166,242**	**13,741,358**	**15,907,600**

The Bank has undertaken various business transactions with Sabancı Holding Group companies and other related parties during the year. At 31 December 2002, deposits of TL548,482 billion (2001: TL1,012,031 billion) were from Sabancı Holding Group companies and other related parties. The total interest expense paid to related party deposits is TL225,925 billion (2001: TL472,451 billion) for the year ended 31 December 2002.

The deposits in banks put under management of the SDIF as stipulated in decision numbered 334 of the SDIF's Board of Directors were transferred to other commercial banks through various auction procedures. Accordingly, in December 2001, the Bank purchased foreign currency denominated deposits amounting to US$703 million (TL1,330,419 billion) from various banks which were under the management of the SDIF. The Bank obtained government bonds denominated in foreign currency in the amount of US$706 million (TL1,336,302 billion) in exchange of deposits purchased, by participating in two auctions. As at 31 December 2002, the carrying amount of such bonds is US$570.2 million, (TL943,735 billion) and they are all included in "Originated loans - securities" (Note 8). At 31 December 2001, TL1,210,870 billion of bonds were included in "Originated loans-securities" (Note 8); and TL132,246 billion of bonds were included in "Trading securities" (Note 5).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE

	2002	2001
Domestic banks		
- Turkish lira	15,401	33,890
- Foreign currency	3,610	27,073
Foreign institutions	2,826,024	2,719,351
Funds borrowed	**2,845,035**	**2,780,314**

Funds borrowed from domestic banks represent funds obtained from Turkish Eximbank to finance certain export loans given to customers, under prevailing regulations.

In October 2002 the Bank obtained a long-term project finance loan facility from International Finance Corporation ("IFC") at an amount of US$55 million. The facility is composed of two parts, namely "A loan" and "B loan". The amount of "A loan" is US$30 million with an interest rate of Libor+3.5% and; the amount of "B loan" is US$25 million with an interest rate of Libor+3.25%. "A loan" will be repaid in four equal installments starting in September 2007 through March 2009 and, "B loan" will be repaid in four equal installments starting in September 2005 through March 2007.

As at 31 December 2002 funds borrowed from foreign institutions include a syndicated credit facility in the amount of US$450 million, equivalent of TL744,750 billion with an interest rate of LIBOR+0.75% provided by 53 international banks with Deutsche Bank Luxembourg acting as agent, and matures on 27 September 2003. As at 31 December 2001, funds borrowed from foreign institutions included two syndicated credit facilities, the first of which in the amount of US$350 million, equivalent of TL662,473 billion with an interest rate of LIBOR+0.8% provided by 44 international banks with Deutsche Bank Luxembourg acting as agent, matured on 20 September 2002; and the second of which in the amount of US$230 million, equivalent of TL435,340 billion with an interest rate of LIBOR+0.8% provided by 29 international banks with Sumitomo Mitsui Banking Corporation acting as agent, matured on 24 December 2002.

In November 1999, the Bank finalised a structured finance deal of US$400 million by securitising its foreign currency denominated present and future remittances (international payment orders, cash against goods, letter of credit reimbursement rights, cash against documents and other amounts in deposit accounts). In June 2000 US$100 million, in October 2001 US$200 million and in June 2002 US$150 million were added as further advances to the same deal. The maturity dates of the amounts included in the funds borrowed from foreign institutions are as follows: the maturity date of the first two tranches in the amount of US$500 million is September 2004, the maturity date of the third tranche in the amount of US$200 million is September 2006 and the maturity date of the fourth tranche in the amount of US$150 million is June 2007. The interest rate for the first tranche of US$400 million is LIBOR+3%, the rate for the second tranche of US$100 million is LIBOR+2.5%, the rate for the third tranche of US$200 million is LIBOR+0.5% and the rate for the fourth tranche of US$150 million is LIBOR+0.5%. At 31 December 2002, the outstanding principal amount of the securitisation deal amounts to US$569 million after the repayment of US$125 million during 2002, the repayment of US$125 million during 2001 and the repayment of US$31 million during 2000.

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE (Continued)

The repayment schedule of this structured finance deal is as follows:

	2002		2001	
	US$ (000)	**TL billion**	**US$ (000)**	**TL billion**
2002	-	-	125,000	236,598
2003	141,666	234,458	141,666	268,143
2004	185,417	306,865	160,417	303,634
2005	116,667	193,083	66,667	126,186
2006	100,000	165,500	50,000	94,639
2007	25,000	41,375	-	-
Accrued interest payable		1,171		1,621
Total	**568,750**	**942,452**	**543,750**	**1,030,821**

Debt securities in issue

In July 1998, the Bank securitised its foreign currency denominated present and future credit card receivables for the issue of certificates amounting to US$250 million in total. The maturity date of the issue is July 2005, and the interest rate is LIBOR+2.5%. In March 2001, a second tranche of US$100 million was raised through additional issue of trust certificates. The maturity date of the new issue is January 2008 and the interest rate is LIBOR+0.5%. At 31 December 2002, the outstanding principal balance of trust certificates is US$237 million, after the repayment of US$41 million during 2002, US$37 million in 2001 and the repayment of US$34 million in 2000. The repayment schedule of the trust certificates in issue is as follows:

	2002		2001	
	US$ (000)	**TL billion**	**US$ (000)**	**TL billion**
2002	-	-	41,356	78,277
2003	45,650	75,551	45,650	86,405
2004	50,389	83,394	50,389	95,376
2005	41,196	68,179	41,196	77,975
2006	37,500	62,063	37,500	70,979
2007	50,000	82,750	50,000	94,638
2008	12,500	20,689	12,500	23,661
Accrued interest payable		2,908		4,731
Total	**237,235**	**395,534**	**278,591**	**532,042**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 15 - TAXATION

	2002	2001
Income taxes currently payable	480,439	303,266
Pre-paid taxes	(245,770)	(134,384)
Income taxes payable	**234,669**	**168,882**
Deferred tax assets	7,707	8,401
Deferred tax liabilities	(58,315)	(65,225)
Deferred tax liabilities-net	**(50,608)**	**(56,824)**

Turkish tax legislation does not permit a parent Bank and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in these consolidated financial statements, have been calculated on a separate-entity basis.

Corporation tax is payable at a rate of 33% on the total income of the Bank based on historical financial statements after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed.

Income exempt from corporation tax (except dividend income received from Turkish companies) is subject to withholding tax at the rate of 16.5% or 19.8% depending on the nature of such income, regardless of whether the profits are distributed.

Dividends paid by the companies are subject to a withholding tax calculated on the gross dividend to be paid at the rate of 16.5% for private companies and 5.5% for public (listed) companies. An increase in capital using distributable profit or by issuing bonus shares is not considered as a profit distribution and thus is not subject to withholding tax.

Corporations are required to pay advance corporation tax quarterly at the rate of 25% on their corporate income. Advance tax is payable by the 15th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax calculated on their annual corporate income. The balance of the advance tax paid may be refunded or used to be off set against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable held for not less than two years are tax exempt provided that such gains are added to paid-in capital in the year in which they are sold.

Capital expenditures and projected capital expenditures for the following year are eligible for investment allowance incentives. Such allowance is available to companies for specific capital investment and is deductible from taxable income prior to calculation of the corporate income tax. Investment allowance incentives utilised are subject to withholding tax at the rate of 19.8% (2001: 19.8%).

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 15 - TAXATION (Continued)

Under the Turkish taxation system, tax losses can be carried forward to be offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for 5 years from the beginning of the year following the date of filing during which period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Reconciliation between the expected and the actual taxation charge is stated below:

	2002	2001
Income before income taxes after extraordinary taxes and minority interest	1,215,883	117,252
Theoretical tax charge at the applicable tax rate 33% (2001: 33%)	401,241	38,693
Tax effect of items which are not deductible or assessable for taxation purposes:		
Income exempt from taxation	(48,269)	(130,587)
Non-deductible expenses	4,243	4,485
Non-temporary elements of monetary gains and losses	175,456	491,852
Inflation effect on deferred tax balances at the beginning of the year	2,938	21,729
Total tax charge for the year	**535,609**	**426,172**

As also explained in Note 2 (p (i)), in accordance with the Turkish tax legislation, taxation on income is calculated based on the historical financial statements. Therefore the effect of inflation, which is reflected as "Loss on net monetary position" in the Bank's inflation adjusted statutory financial statements, is treated as "non-deductible" item for the purpose of corporation tax base calculation.

The Turkish Ministry of Finance has announced that there is an ongoing project to start implementation of inflation accounting for the purpose of corporate tax base calculation. Unless a change occurs in the projected plan, such implementation is expected to come into force by the beginning of financial year 2004. However, as of the date of these consolidated financial statements, no official statement has been issued by the Ministry of Finance regulating the implementation of such treatment.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 15 - TAXATION (Continued)

Deferred taxes

Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate of 33% (2001: 33%) at 31 December 2002.

The deferred tax asset and liability represents the tax effect of temporary differences arising due to the different treatment of certain items of income and expenses included in the financial statements compared to the local tax return, in accordance with the applicable tax law. The temporary differences giving rise to deferred income tax assets and deferred tax liabilities are as follows:

	Cumulative temporary differences		Deferred tax assets/(liabilities)	
	2002	**2001**	**2002**	**2001**
Employment termination benefits	(19,236)	(22,067)	6,349	7,283
Provision for loan losses	(2,589)	(3,387)	854	1,118
Other provisions	(1,528)	-	504	-
Deferred tax assets	(23,353)	(25,454)	7,707	8,401
Difference between property and equipment reported in purchasing power of Turkish lira at 31 December and tax base of property and equipment	154,561	168,318	(51,006)	(55,546)
Remeasurement of financial assets and liabilities at fair value	1,022	10,686	(337)	(3,526)
Reversal of country risk provision	21,127	18,044	(6,972)	(5,955)
Valuation difference on investment securities	-	599	-	(198)
Deferred tax liabilities	176,710	197,647	(58,315)	(65,225)
Deferred tax liabilities-net	**153,357**	**172,193**	**(50,608)**	**(56,824)**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 16 - OTHER LIABILITIES AND ACCRUED EXPENSES

The principal components of other liabilities and accrued expenses are as follows:

	2002	2001
Unearned commission income	179,364	173,093
Savings deposits insurance fund premium	60,532	28,862
Non-income related taxes and withholdings	43,282	42,128
Import deposits and transfer orders	31,721	34,215
Leasing payable	17,309	21,484
Payment orders to correspondent banks	11,239	12,652
Blocked deposits	8,887	4,001
Other	60,411	74,725
	412,745	**391,160**

Unearned commission income is related with commissions received on long-term project finance loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic. These commissions are amortised and income is recognised during the terms of respective loans.

NOTE 17 - RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

Under the Turkish Labor Law, the Bank is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 8 September 1999, there are certain transitional provisions relating to length of service prior to retirement. The amount payable consists of one month's salary limited to a maximum of TL 1,260,150,000 in full TL amount, (2001: TL978,020,000 in full TL amount, in terms of the purchasing power at 31 December 2001) for each year of service.

The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Bank arising from the retirement of its employees.

IAS 19 (revised) "Employment Benefits" requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability as at 31 December:

	2002	2001
Discount rate (%)	6	7
Turnover rate to estimate the probability of retirement (%)	3	3

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 17 - RESERVE FOR EMPLOYMENT TERMINATION BENEFITS (Continued)

Additionally, the principal actuarial assumption is that the maximum liability of TL1,260,150,000 in full TL amount, for each year of service would increase in line with inflation. Thus the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of TL1,323,950,000 in full TL amount, which is effective from 1 January 2003, has been taken into consideration in calculating the reserve for employment termination benefit of the Bank.

Movement in reserve for employment termination benefits during the year is as follows:

	2002	2001
1 January	22,067	33,580
Paid during the year	(9,661)	(11,162)
Increase during the year	2,733	5,184
Monetary loss/(gain)	4,097	(5,535)
	19,236	**22,067**

NOTE 18 - SHARE CAPITAL

The historic amount of share capital of the Bank is TL816,000 billion (2001: TL800,000 billion) and consists of 816,000,000,000 (2001: 800,000,000,000) authorized shares with a nominal value of TL1,000 each.

The Bank's authorized capital amounts to TL1,200,000 billion at 31 December 2002 (2001: TL 1,200,000 billion).

At 31 December, the issued and fully paid-in share capital held is as follows:

	2002		2001	
	Share (%)	TL billion	Share (%)	TL billion
Sabancı Group, family and related companies:				
Hacı Ömer Sabancı Holding A.Ş. and related companies	42.4	345,952	42.4	339,168
Sabancı family	27.0	220,525	27.3	218,704
Total Sabancı Group, family and related companies	69.4	566,477	69.7	557,872
Other	30.6	249,523	30.3	242,128
Historical share capital	100.0	816,000	100.0	800,000
Adjustment to share capital		1,824,025		2,951,323
Total paid-in share capital		**2,640,025**		**3,751,323**

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 18 - SHARE CAPITAL (Continued)

The adjustment to share capital represents the restatement effect of cash and cash equivalent contributions to share capital in terms of equivalent purchasing power at 31 December 2002 after elimination of the accumulated deficit.

As explained in Note 2 (t), following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, in the inflation adjusted statutory financial statements the Bank has eliminated accumulated deficit and the corresponding amount of legal and extraordinary reserves and adjustment to share capital. Accordingly the effects of this elimination transaction have also been reflected in these financial statements, which are prepared on the basis of IAS and; accumulated deficit of TL1,129,040 billion has been eliminated against the adjustment to share capital.

The Articles of Association of the Bank establish 564 founders' shares and 1,974 usufruct shares. In accordance with the Articles of Association, 10% of the remaining distributable profit is distributed to founders' shares after appropriation of the legal reserves and after the distribution of the first dividends equalling 5% of the paid-in share capital. In the event of liquidation, a portion of the liquidation shares is assigned to the founders' shares and usufruct shares.

NOTE 19 - RETAINED EARNINGS AND LEGAL RESERVES

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Bank is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit. It may be used to absorb losses.

As explained in detail in Note 2 (t), following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, the Bank used its legal and general reserves as at 31 December 2001 amounting to TL795,181 billion and TL1,198,965 billion, respectively, in its inflation adjusted statutory financial statements to eliminate its accumulated deficit. Accordingly, the Bank's legal and general reserves amount to nil in its inflation adjusted statutory financial statements as at 31 December 2002.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 19 - RETAINED EARNINGS AND LEGAL RESERVES (Continued)

After deducting taxes and setting aside the legal reserves as discussed above, the remaining balance of net profit is available for distribution to shareholders. In accordance with the Articles of Association, dividends are also paid to holders of usufruct shares in an amount of 10% of the remaining distributable profit after appropriation of the legal reserves and after distributing the first dividend equalling 5% of the paid-in-share capital. Also, in accordance with the Articles of Association, bonuses to chairman and members of the Board of Directors are limited to a maximum of 2% of the remaining balance; the average percentage of such distributions in the last five years was 0.05%.

Starting from 2002, the lower of non-inflation adjusted historical profits or profits arising in the inflation adjusted statutory financial statements can be subjected to the profit appropriation and distribution. For the year ended 31 December 2002, the Bank has reported a net income of TL685,448 billion in its non-consolidated inflation adjusted statutory financial statements, which is subject to distributions and appropriations as explained above.

NOTE 20 - OPERATING EXPENSES

	2002	2001
Employee costs	205,901	217,517
Savings deposits insurance fund	125,044	120,780
Marketing and advertisement expenses	90,904	59,600
Depreciation and amortisation	78,057	65,365
Computer maintenance and support expenses	75,383	62,735
Sundry taxes and duties	43,261	65,331
Communication expenses	35,688	30,351
Heating, lighting and water expenses	16,003	13,161
Stationery expenses	15,478	16,920
Repair and maintenance expenses	15,257	12,766
Donations	7,880	18,972
Impairment in the value of available-for-sale equity securities (Note 9)	14,335	-
Other	124,763	104,810
	847,954	**788,308**

The donation made to Sabancı University was TL7,767 billion (2001: TL18,972 billion) in 2002.

NOTE 21 - EXTRAORDINARY TAXES

Following the earthquakes in 1999, the Turkish Parliament approved a new tax code that imposed additional corporate and interest income taxes. According to Law No: 4481 and Decree No: 1 "Additional Interest Income and Corporate Taxes" published in the Official Gazette dated 26 November 1999, an additional corporate tax of 5% on the 1998 tax base and an additional interest income tax on government securities were imposed. The additional interest tax amounts to TL693 billion (2001: TL18,413 billion) at 31 December 2002. These taxes have been recorded as extraordinary taxes for the years ended 31 December in these consolidated financial statements.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 22 - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of banking activities, the Bank undertakes various commitments and incurs certain contingent liabilities that are not presented in these consolidated balance sheets, including letters of guarantee, acceptance credits, letters of credit and off-balance sheet derivative instruments. The management does not expect any material losses as a result of these transactions. The following is a summary of significant commitments and contingent liabilities:

Legal proceedings:

As of 31 December 2002, there are a number of legal proceedings outstanding against the Bank, for which TL1,528 billion of provision has been made.

Commitments for resale and repurchase of marketable securities:

The Bank's commitments for resale and repurchase of marketable securities (government bonds, treasury bills and Eurobonds) at 31 December are as follows. As explained in Note 2 (g), repurchase agreements ("repos") are retained in these consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell are recorded as due from banks.

		2002	
	Up to 1 month	**1 to 3 months**	**Total**
Repurchase commitments	1,023,734	-	1,023,734
Resale commitments	565,093	-	565,093
		2001	
	Up to 1 month	**1 to 3 months**	**Total**
Repurchase commitments	852,357	166	852,523
Resale commitments	382,363	-	382,363

Included in the repurchase commitments were TL4,862 billion (2001: TL15,090 billion) of repurchase agreements made with Sabancı Holding Group companies and other related parties at 31 December 2002.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 22 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments to forward currency purchase/sale and swap transactions:

The breakdown of forward currency purchase/sale and swap transactions at 31 December is as follows:

		2002		2001	
		Foreign Currency	TL billion	Foreign Currency	TL billion
Forward currency purchases	US$	22,542,918	37,309	22,005,243	41,652
	TL billion		17,866		-
	EUR	1,968,106	3,401	39,000,000	65,381
	CHF	-	-	400,000	453
			58,576		**107,486**
Currency swap purchases	EUR	985,417,164	1,702,786	125,919,256	211,094
	GBP	60,000,000	159,555	48,500,000	133,311
	US$	10,025,400	16,592	-	-
			1,878,933		**344,405**
Interest rate swap purchases	US$	-	-	17,740,000	33,577
			-		**33,577**
Spot purchases	US$	12,617,105	20,881	-	-
	EUR	7,000,000	12,096	-	-
	SEK	3,000,000	567	-	-
	TL billion		318	-	11,407
			33,862		**11,407**
Total purchases			**1,971,371**		**496,875**
Forward currency sales	TL billion		35,533		27
	US$	7,686,475	12,720	34,752,777	65,780
	EUR	5,968,019	10,313	24,907,544	41,756
			58,566		**107,563**
Currency swap sales	US$	1,081,747,200	1,790,292	126,100,000	238,681
	EUR	9,212,618	15,919	60,366,242	101,199
	GBP	3,500,000	9,307	-	-
			1,815,518		**339,880**
Interest rate swap sales	JPY	-	-	2,050,000,000	29,580
			-		**29,580**
Spot sales	EUR	12,327,779	21,303	-	-
	US$	7,331,100	12,133	6,000,000	11,357
	CHF	270,000	321	-	-
	TL billion		106		-
			33,863		**11,357**
Total sales			**1,907,947**		**488,380**

The above table summarizes the Bank's forward, swap and spot transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 22 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The related party balances in forward currency purchase/sale and swap transactions are as follows:

	2002			2001		
	Turkish lira	Foreign currency	Total	Turkish lira	Foreign currency	Total
Forward currency purchases	-	2,536	2,536	-	3,189	3,189
Forward currency sales	-	(2,592)	(2,592)	-	(3,198)	(3,198)
Swap currency purchases	-	292,289	292,289	-	11,598	11,598
Swap currency sales	-	(280,783)	(280,783)	-	(11,357)	(11,357)
Net position	**-**	**11,450**	**11,450**	**-**	**232**	**232**

Maturity analysis for forward currency purchase/sale and swap transactions is as follows:

2002	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	26,854	22,619	9,103	-	58,576
Swap purchases	684,161	703,562	441,560	49,650	1,878,933
Total purchases	**711,015**	**726,181**	**450,663**	**49,650**	**1,937,509**
Forward sales	26,019	21,141	11,406	-	58,566
Swap sales	665,817	676,982	423,069	49,650	1,815,518
Total sales	**691,836**	**698,123**	**434,475**	**49,650**	**1,874,084**

2001	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	107,486	-	-	-	107,486
Swap purchases	224,935	58,600	94,447	-	377,982
Total purchases	**332,421**	**58,600**	**94,447**	**-**	**485,468**
Forward sales	107,563	-	-	-	107,563
Swap sales	220,350	58,960	90,150	-	369,460
Total sales	**327,913**	**58,960**	**90,150**	**-**	**477,023**

During 2000, in the period prior to the severe devaluation, the Bank entered into a series of spot and forward currency contracts with related parties that enabled it to take long positions in TL and short positions in US$ and thus benefited from the particularly high interest rates being paid on TL funds. Consequently, on the severe devaluation of the TL, and, taking into consideration the opportunities of extremely high interest rates in the overnight money market, the Bank renegotiated with the counterparties so that the forward exchange contracts were settled at the spot exchange rates applicable at their maturity dates. Therefore, the Bank sustained significant foreign currency losses of approximately TL1,519,640 billion on the net balance sheet position, which have already been reflected in the accompanying consolidated statement of loss for the year ended 31 December 2001, these losses were substantially compensated by the interest income of TL funds generated during the period of high interest rates.

(Amounts expressed in billions of Turkish lira (TL) in terms of the purchasing power of TL at 31 December 2002)

NOTE 22 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Credit related commitments:

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and standby letters of credit, which represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Documentary and commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorising a third party to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Bank does not generally expect the third party to draw funds under the agreement.

The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

The following table shows the outstanding credit related commitments of the Bank at 31 December:

	2002			2001		
	Up to 1 year	**Over 1 year**	**Total**	**Up to 1 year**	**Over 1 year**	**Total**
Letters of guarantee issued by the Bank						
- Turkish lira	18,063	666,050	684,113	14,439	541,615	556,054
- Foreign currency	105,275	399,910	505,185	94,042	410,966	505,008
Acceptance credits						
- Foreign currency	593,252	93	593,345	557,535	272	557,807
	716,590	**1,066,053**	**1,782,643**	**666,016**	**952,853**	**1,618,869**

Included in the letters of guarantee and acceptance credits of TL368,701 billion (2001: TL492,488 billion) guarantees were to related parties at 31 December 2002.

NOTE 23 - MUTUAL FUNDS

At 31 December 2002, the Bank manages twelve (2001: twelve) mutual funds (Funds) which were established under Capital Markets Board Regulations. At 31 December 2002, the Funds' investment portfolio includes government bonds, treasury bills and share certificates of TL974,985 billion (2001: TL305,446 billion). In accordance with the Funds' statute, the Bank purchases and sells marketable securities for the Funds, markets their participation certificates and provides other services and charges management fees ranging from 0.007% to 0.012%. At 31 December 2002, management fees and commission earned by the Bank amounted to TL18,309 billion (2001: TL5,983 billion).

Adopted at the General Meeting of Akbank T.A.Ş. Shareholders held on 26 March 2003, the following have been resolved by the majority of the votes:

1- The Balance Sheet and Profit and Loss Account for 2002, prepared in accordance with accounting principles, including inflation accounting, promulgated by the Banking Regulation and Supervision Agency have been ratified and the Board of Directors and Auditors have been released from liability with regards to operations and accounts of the year in question.

2- Net profit for 2002 will be distributed in compliance with the proposal of the Board of Directors, such that:
- TL 40,800,000,000,000 will be allocated from 2002 profit to be distributed as dividend to shareholders, starting from March 27, 2003, against 2002 dividend coupons on shares with Series 12, 13, 14, 15, 16 and 17,
- TL 61,038,900,000,000 will be allocated to founders' and usufruct shares, to be paid as TL 24,050,000,000 per share, starting from March 27, 2003, upon submission of coupon 54 for founders' shares and coupon 13 for usufruct shares.

3- Yalçın Küçükertunç and M. Nedim Bozfakıoğlu have been appointed as statutory auditors for a period of three years, with a gross monthly renumeration of TL 300,000,000.

4- The appointment of Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. a member of PricewaterhouseCoopers as the Independent Auditor for 2002 and 2003 has been ratified.

5- The Board of Directors has been empowered in connection with matters falling within the scope of articles 334 and 335 of the Turkish Commercial Code.

FOREIGN BRANCHES AND INTERNATIONAL AFFILIATES

Investor Relations
Contact Persons:
A. Cenk Göksan
(Head of Investor Relations and Strategic Planning)
F. Şehsuvar Aladağ
(Assistant Manager - Investor Relations)
Phone : 90-212 280 13 35
90-212 279 07 61
90-212 270 00 44
(Ext. 11350 - 11352)
Fax : 90-212 279 00 62
investor.relations@akbank.com.tr

HEAD OFFICE
AKBANK T.A.Ş.
Sabancı Center 4. Levent 34330
İstanbul
Phone : 90-212 270 00 44
Fax : 90-212 269 77 87
90-212 269 73 83
Telex : 90-26 480a+b AKUM TR
http : www.akbank.com.tr

Akbank International N.V.
Parklaan 11
P.O. Box 23512 3001 KM
ROTTERDAM-THE NETHERLANDS
Phone : 31-10 240 5050
Fax : 31-10 240 5000

Frankfurt Branch
Kaiser Str. 9
60311 Frankfurt / Main
DEUTSCHLAND
Phone : 49-69 297 17100
Fax : 49-69 297 17104

Hamburg Branch
Lange Reihe 24
20099 Hamburg
DEUTSCHLAND
Phone : 49-40 284 07611
Fax : 49-40 280 1102

Munich Branch
Goethe Str. 12
80336 Munich
DEUTSCHLAND
Phone : 49-89 590 68770
Fax : 49-89 550 3850

Stuttgart Branch
Eberhard Str. 22
70173 Stuttgart
DEUTSCHLAND
Phone : 49-711 222 95711
Fax : 49-711 296 600

Hannover Branch
Goethe Str. 6 C
30169 Hannover
DEUTSCHLAND
Phone : 49-511 121 08141
Fax : 49-511 131 219

Essen Branch
Huyssen Allee 3
45128 Essen
DEUTSCHLAND
Phone : 49-201 245 7115
Fax : 49-201 200 984

Berlin Branch
Karl-Marx-Str. 13
12043 Berlin
DEUTSCHLAND
Phone : 49-30 627 28711
Fax : 49-30 627 28750

Malta Branch
Portomaso Business Tower
Level 6, Portomaso PTM 01
st. Julians, MALTA
Phone : 356-21 383 400
Fax : 356-21 383 666

Paris Representative Office
5 Rue de Rome
75008 Paris
FRANCE
Phone : 33-1 452 29411
Fax : 33-1 452 29412


AKBANK